Technical Report for the

Fondaway Canyon Project

Churchill County, Nevada; USA

T22N, R33E and T22N, R34E, MDM

Prepared for:

Canarc Resource Corp.

Vancouver, BC; Canada

Report Date: April 3, 2017

Effective Date: April 3, 2017

Qualified Persons:

Michael Norred, SME-RM

Simon Henderson, MSc, MAusIMM CP

Techbase International, Ltd.

P.O. Pox 18820

Reno, Nevada 89511; USA

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Fondaway Canyon Technical Report April, 2017

Table of Contents

1.0 Summary	1
1.1 Property Description and Location	1
1.2 History	2
1.3 Geologic Setting and Mineralization	2
1.4 Exploration	2
1.5 Drilling	2
1.6 Mineral Processing and Metallurgical testing	2
1.7 Mineral Resource Estimates	3
1.8 Interpretation and Conclusions	4
Interpretation	4
Opportunities	4
Metallurgy	5
Conclusion	5
1.9 Recommendations	5
2.0 Introduction	7
2.1 Issuer and Purpose	7
2.2 Sources of Information	7
2.3 Personal Inspections	7
2.4 Units of Measurement	8
3.0 Reliance on Other Experts	9
4.0 Property Description and Location	10
4.1 Land Position	10
4.2 Royalties	12
4.3 Environmental Liabilities	12
4.4 Permits	12
4.5 Stillwater WSA	12
5.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography	14
6.0 History	15
6.1 Ownership and Exploration History	15
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6.2 Previous Reports	16
6.3 Historical Mine Production	16
7.0 Geological Setting and Mineralization	18
7.1 Regional Geology	18
7.2 Local Geology	20
7.3 Property Geology	20
7.4 Mineralization	22
7.5 Alteration	23
7.6 Mineral Paragenesis	24
7.7 Mineralized Zones	25
8.0 Deposit Types	26
9.0 Exploration	27
9.1 Historical Exploration	27
9.2 Aorere 2016 Exploration	28
9.3 Canarc Exploration	33
10.0 Drilling	34
10.1 Historical Drilling	34
10.2 2002 NCI Drilling	36
11.0 Sample Preparation, Analyses, and Security	41
11.1 Sample Preparation	41
11.2 Assay Procedures	41
11.3 Quality Control (QC)	41
12.0 Data Verification	44
12.1 Data Collection	44
12.2 Drill Collar Coordinates	44
12.3 Drill Hole Orientation	45
12.4 Downhole Surveys	45
12. 5 Downhole Assays	45
12. 6 Downhole Geology	46
12. 7 Summary	47
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Fondaway Canyon Technical Report April, 2017

13.0 Mineral Processing and Metallurgical Testing	48
13.1 Historical Tenneco Results	48
13.2 Historical Metallurgical Testing	48
13.3 2016 Aorere Metallurgical Testing	49
14.0 Mineral Resource Estimates	52
14.1 Early Historical Resources	52
Tenneco Estimate	52
Cohan Estimate	53
Brady Estimate	53
14.2 Master and Strachan Historical Resources	54
14.3 2016 Resource Estimate	55
Data Preparation	56
Estimation Methodology	58
Density	61
Cut-off Grade	62
Resource Classification	63
Resource Estimates	63
Comparison with Previous Estimates	67
Risks and opportunities	68
15.0 Mineral Reserve Estimates	69
16.0 Mining Methods	70
17.0 Recovery Methods	71
18.0 Project Infrastructure	72
19.0 Marketing Studies and Contracts	73
20.0 Environmental Studies, Permitting and Social or Community Impact	74
20.1 Permitting Status	74
20.2 Future Permitting Requirements	74
21.0 Capital and Operating Costs	76
22.0 Economic Analysis	77
23.0 Adjacent Properties	78
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Fondaway Canyon Technical Report April, 2017

24.0 Other Relevant Data and Information	79
25.0 Interpretation and Conclusions	80
25.1 Interpretation	80
25.2 Resources	80
25.3 Opportunities	81
25. 4 Metallurgy	82
25. 5 Stillwater WSA	82
25. 6 Conclusion	82
26.0 Recommendations	83
26.1 Preparatory Activities	83
26.2 Drilling Activities	83
26.3 Analysis and Reporting	84
26.4 Costs	84
27.0 References	85
Appendix A, Mining Claims	87
Appendix B, Estimated Exploration Costs	91
Annual Costs	91
Preparatory Activities	91
Drilling Costs	91
Analysis Costs	91
Appendix C, Certificate of Author Michael Norred	92
Certificate of Author Simon Henderson	93
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Fondaway Canyon Technical Report April, 2017

List of Tables

Table 1: 2016 Resource Estimates	3
Table 2: Fondaway Canyon Mining Production (Cohan, 1997)	17
Table 3: Mineral Paragenetic Scheme (Coote, 2016)	24
Table 4: Samples Submitted to Coote for Analysis	29
Table 5: Drilling Programs at Fondaway Canyon (after Cohan, 1997)	34
Table 6: NCI Drilling Intervals >= 0.10 opt Au	36
Table 7: Hazen 1988 Test Results	48
Table 8: Core Samples Submitted for Metallurgical Testing, with Original NCI Assay	49
Table 9: McClelland Summary Flotation Test Results (McPartland, 2017)	50
Table 10: Tenneco (1990) Mining Resource Inventory (Historical)*	52
Table 11: Cohan (1997) Mining Resources (Historical)*	53
Table 12: Brady (1997) Mineral Resource Potential (Historical)*	54
Table 13: Strachan (2003) Underground Sulfide Gold Resources (Historical)*	55
Table 14: Specific Gravity from Cohan (1997)	62
Table 15: Sulfide Resources Estimated for Each Vein	64
Table 16: Sulfide Resources Summarized	65
Table 17: Fondaway Canyon Vein Systems with Resources	66
Table 18: Indicated Resources at Various Cutoffs	67
Table 19: Summary of Estimated Resources	81
Table 20: Phase 1 Exploration Costs	84

List of Figures

Figure 1: Fondaway Canyon Location	1
Figure 2: Fondaway Canyon Land Position	11
Figure 3: Regional Geology from Page (1965) . NBMG Map 28	19
Figure 4: Fondaway Canyon Geology (after Brady)	21
Figure 5: 92002.08. Gold/electrum intergrown with Fe/Mg/Ca-carbonate in pyrite cavity enclosed by mosaic quartz fracture fill. 300 um. ppl/rl (Coote, 2016; pg 19).	22
Figure 6: 92002.083. As left. 70 um. ppl/rl (Coote, 2016; pg 19).	22
Figure 7 : 92002.06. Stibnite and chalcopyrite enclosed by sericite and mosaic quartz marginal to wall rock fragment. 300 um. ppl/rl (Coote, 2016; pg 18).	23
Figure 8: 92002.064. Stibnite, enclosing chalcopyrite overgrowing partly recrystallized mosaic-drusy quartz of fill/cement. 300 um. ppl/rl (Coote, 2016, pg 18).	23
Figure 9: Gold Mineralization Systems (Pokrovski, 2015)	26
Figure 10: Exploration Targets	30
Figure 11: Rock Chip Samples (AIM internal presentation, 2014)	31
Figure 12: Mid Realm Soil Gold Samples (Aim internal presentation, 2014)	32
Figure 13: Fondaway Canyon Drilling	35
Figure 14: Cross Section Parallel to 02FC-4	38
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Figure 15: Cross Section Parallel to 02FC-5	39
Figure 16: Assay comparison vs Check and Re-split Assays	42
Figure 17: Fire assay AA Finish vs Gravimetric and vs CN Soluble	43
Figure 18: AOI Polygons for Paperweight (PW) Vein	60
Figure 19: AOI Polygons for the Half Moon (HM) and West Paperweight (WP) Veins	61
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List of Units of Measure, Acronyms, and Abbreviations

ac	acre
Ag	silver
AIM	American Innovative Minerals, LLC
Aorere	Aorere Resources Limited
Au	gold
BLM	US Bureau of Land Management
Canarc	Canarc Resource Corp
CIL	Carbon in Leach
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CSA	Canadian Securities Administrators
dollar, $	US dollar
EA	Environmental Assessment
EIS	Environmental Impact Statement
Fisks	George and Richard Fisk; Fisk Mining; and Fisk / Robertson Mining
ft	feet
g	grams
g/t	grams per tonne (ppm)
gpm	gallons per minute
ha	hectare
Hale	Hale Capital Partners L.P.
Homestake	Homestake Mining Company
km	kilometer
mi	mile
Mill Creek	Mill Creek Mining
NBMG	Nevada Bureau of Mines and Geology
NBRC	New Beginnings Resource Corp
NCI	Nevada Contact Inc (subsidiary of Agnico Eagle)
NSR	Net Smelter Returns (royalty)
Occidental	Occidental Minerals
opt	troy ounces per ton
oz	troy ounce
ppb	parts per billion
ppm	parts per million
PXRF	Portable XRF instrument
QP	Qualified Person
RC	Reverse Circulation (drilling)
RSM	Royal Standard Minerals
SG	Specific Gravity
Techbase	Techbase International, Ltd
Tenneco	Tenneco Minerals Company
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ton	short ton, 2000 pounds (US)
tonne	metric tonne, 1000 kg
tpd	tons per day
Tundra	Tundra Gold Mines Ltd
TSX	Toronto Stock Exchange
WSA	Wilderness Study Area

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1.0 Summary

Canarc Resource Corp. (Canarc) acquired the Fondaway Canyon Project and a portfolio of ten other mineral projects from American Innovative Minerals, LLC (AIM) in March, 2017. Canarc commissioned Techbase International Ltd to provide this report on the current status and a current Resources estimate for the Fondaway Canyon project.

1.1 Property Description and Location

The Fondaway Canyon property includes 136 contiguous, unpatented mining claims, covering approximately 2,220 acres (898 ha), on land administered by the U.S. Bureau of Land Management (BLM) in Churchill County, approximately 43 miles (69 km) northeast of Fallon, Nevada. The claim group is on the western flank of the Stillwater Range.

Figure 1: Fondaway Canyon Location

Fondaway Canyon
Churchill County
Winnemucca
Elko
Reno
Fernley
Fallon
Austin
Eureka
Ely
Carson City
Tonopah
Beatty
Las Vegas
80
95
6

The claims are currently controlled by Canarc under a Mining Lease/Purchase Agreement with the owner, Richard Fisk. Production from the properties is subject to NSR royalties of 3% to Richard Fisk, and 2% to Hale Capital, for a total of 5%. Each of these royalties can be bought out.

The Fondaway Canyon property is surrounded on three sides by the Stillwater Wilderness Study Area (WSA). The WSA boundary overlaps portions of some claims. The WSA has been recommended as non-wilderness by the BLM, but its status is pending final action by the US Congress.

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1.2 History

The Fondaway Canyon property was originally staked by the George Fisk and his son Richard (the Fisks) in 1956 for tungsten. The property has been optioned, leased, sub-leased, and joint-ventured by a series of mining companies, including Occidental Minerals, Tundra Gold Mines Ltd, New Beginnings Resource Corp, Homestake Mining Company, Mill Creek Mining, Tenneco Minerals, Consolidated Granby, Stillwater Gold, Agnico Eagle, Royal Standard Minerals, American Innovative Minerals, and Aorere Resources Limited.

The earliest mine production by the Fisks was approximately 10,000 tons of tungsten ore, recovering 200,000 pounds of tungsten trioxide (WO3). Fisk Mining later used a vat leaching process to recover 2,500 ounces of gold from 25,000 tons of ore.

In 1989 and 1990, Tenneco Minerals operated an open pit mine with cyanide heap leach processing that recovered 5,402 ounces of gold from 186,000 tons of ore.

1.3 Geologic Setting and Mineralization

At Fondaway Canyon, gold mineralization is localized along over 2 miles of en echelon, east-northeast trending and steeply south dipping structures developed within fine grained Triassic carbonaceous siliciclastic sedimentary rocks and Jurassic limestone, cut by Tertiary dikes

1.4 Exploration

The previous operators of the Fondaway Canyon Project conducted numerous exploration programs. In addition to drilling, exploration has included extensive surface sampling, underground channel sampling, geological mapping, and geophysical surveys.

1.5 Drilling

Many exploration holes were drilled by the various mining companies between 1980 and 2002, including Core, Reverse Circulation, and Air-track holes. The Fondaway Canyon database currently contains validated records for 591 holes totaling 161,043 feet (49,086m) of drilling.

Drilling in 2002 by Nevada Contact Inc (NCI) intersected the mineralized zone at greater depths than previous drilling in the Half Moon and Paperweight veins, and also intersected mineralization below the pediment at the west end of the property, confirming this as a new prospective exploration target.

1.6 Mineral Processing and Metallurgical testing

Historical metallurgical testing and operating experience have shown that the oxide mineralized materials at Fondaway Canyon are readily leachable. The metallurgical response of the sulfide mineralized materials have been problematic, however testing results showed recoveries of up to 95% can be achieved by using an oxidizing pre-treatment followed by CIL leach. A multi-stage flotation process also yielded satisfactory laboratory results with flotation results of 93 to 95% being achieved.

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The 2016 metallurgical testing provided confidence that the mineralized material tested to date can be treated appropriately to concentrate 79-85% of the gold in less than 10% weight percent via flotation processes. Test results indicate that additional gold might be recovered by incorporating a gravity circuit, and also through treatment of the tails with conventional cyanidation methods. Further testing is needed to find the most cost-effective process for future mining.

1.7 Mineral Resource Estimates

Resource estimates have been included in technical reports by previous authors. The resource statements from each report have been examined by the Author, and were found to be in general agreement, in particular as to the total contained gold. None of the previous estimates included the 2002 drilling, which tested the down-dip extension of the mineralized veins.

A new resource estimate was completed in 2016 by Techbase International (the 2016 Resource Estimates). This new estimate incorporated the 2002 drilling, which had not been used for previous estimates. The 2016 estimate included the vein hosted, potentially underground mineable sulfide mineralization. No estimate was made of the shallow, oxide mineralization

Table 1: 2016 Resource Estimates

Estimated Resources Summary

Resource Category	Tons[6]	Au opt	Ounces oz-Au[3]	Tonnes[6]	Au g/t	Ounces oz-Au[3]
Indicated	2,260,000	0.180	409,000	2,050,000	6.18	409,000
Inferred	3,600,000	0.19	660,000	3,200,000	6.4	660,000

[1] CIM Definition Standards were followed for the Mineral Resource estimates.

[2] Mineral Resources were estimated using the polygonal modeling method.

[3] Rounding differences may occur.

[4] For the purpose of the resource estimation, no grade capping was applied.

[5] Metal price for the Mineral Resource estimates was $1,225 per ounce Au, the trailing three-year average on December 31, 2016.

[6] The minimum reporting cutoff was 0.10 opt Au (3.43 g/t), over a minimum horizontal width of 6 ft (1.8m).

[7] A specific gravity of 2.56 (specific volume of 12.5 ft^3/ton) was used to convert volume to

[8] Mineral Resources were estimated from the surface to approximately 1,000 ft (305m)

[9] Mineral Resources are classified as Indicated and Inferred based on drill hole location, interpreted geologic continuity and quality of data.

[10] Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no certainty that all or any part of the Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

..

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Fondaway Canyon Technical Report April, 2017

The Mineral Resource was estimated for each vein using polygonal estimation on drill intercepts projected onto a vertical long-section parallel to the average strike direction of that vein. Techbase Version 2015 software was used to perform the estimation.

Polygonal estimation was chosen by the Author as a robust method for estimating the global mineral resources at Fondaway Canyon, considering both the nature of the deposit and the currently available data. The multiple, sub-parallel veins and splays in the mineralized system introduce the risk of mis-correlation without further drilling and interpretation. The majority of the historical drilling data was RC, without downhole surveys, introducing uncertainty as to position and true thickness.

The polygonal methodology applied for this estimate is less sensitive than other methods to these risks. Polygonal estimation was also used for all of the historical resource estimates, including the previous, NI 43-101 compliant technical report (Strachan, 2003), making it possible to directly compare the results.

1.8 Interpretation and Conclusions

Interpretation

At Fondaway Canyon, gold Mineralization is localized along over 2 miles of en echelon, east-northeast trending and steeply south dipping structures developed within fine grained Triassic carbonaceous siliciclastic sedimentary rocks and Jurassic limestone, cut by Tertiary dikes.

To date, resources have been estimated for 12 named veins. The bulk of the current resources are hosted by the Paperweight, Half-moon, and Colorado zones, with the remainder in parallel veins or splays of the major veins. The most persistent vein strike length is 3,700 feet on the combined Paperweight – Hamburger Hill zones, and the down-dip extent of the gold mineralization is greater than 1,000 feet based on the drilling by NCI. Vein width is commonly 5 - 20 feet.

Opportunities

The geologic interpretation and modeling for the 2016 Resource estimates have identified opportunities to increase the confidence and continuity in existing structures both along strike and at depth. Several additional adjacent and oblique structures coincident with surface gold anomalies also have high prospectivity, and have not been drill tested to date.

All of the estimated Resources in this report relate to the high grade, sulfide vein mineralization in the eastern half of the project area. Much work remains to integrate the western portion of the project area, which has a correspondingly sparse and predominantly shallow drill history, along a 1 mile corridor to the South Mouth zone, the area of previous surface mining. This corridor has detailed rock and soil geochemistry, with several areas of highly anomalous gold geochemistry suggesting continuity of gold mineralization through this zone.

The South Mouth zone, where mining excavated the shallow oxide mineralization, has not been explored sufficiently to quantify the down dip extension of the sulfide mineralization to depth. The 2002 NCI drilling intercepted mineralized zones with two holes drilled in the pediment west of the South Mouth pit. These results should be followed up with additional drilling to determine if a bulk tonnage, disseminated gold deposit exists in that area, or if there are potentially offset extensions of the Fondaway Canyon vein systems associated with mineralization at the South Mouth pit.

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Metallurgy

There is significant metallurgical testing completed recently and historically (including sizeable underground bulk sampling). Historical test results included using an oxidizing pre-treatment, followed by CIL leaching, which yielded gold recoveries of 86 to 95%. Other historical tests used a two-product flotation circuit, producing a carbon concentrate, then a sulfide concentrate, followed by CIL leaching of the flotation tails, producing combined total recoveries from 93 to 95%.

The 2016 metallurgical testing provided confidence that the mineralized material tested to date can be treated appropriately to concentrate 79-85% of the gold in less than 10% weight percent via flotation processes. Test results indicate that additional gold might be recovered by incorporating a gravity circuit, and also through treatment of the tails with conventional cyanidation methods. Further testing is recommended to find the most cost-effective process for future mining.

Conclusion

The Fondaway Canyon Project is a well-explored mineral deposit, with significant potential at depth and along strike of the identified mineralized systems. Some of that potential has not been realized due to multiple changes in management over the life of the project, and to operational uncertainties because of its proximity to the adjacent Stillwater WSA. The available data from the various sources has not been well-integrated, and consequently much of it has not been exploited for maximum exploration success.

Based on the Mineral Resource estimates, the opportunities for additional discovery, and the encouraging metallurgical results, it is the Authors’ opinion that the project has the potential to develop into a profitable mining operation.

1.9 Recommendations

The Authors recommend a phased program of mapping and modelling work followed by core and RC infill and exploration drilling to increase confidence in the estimated resources, test potential new resources, and collect additional metallurgical, geotechnical and environmental data to support a future mine feasibility study.

The recommended mapping and modelling work includes surveying and aerial photography for a new base map, data collection and integration, and field work. The result of the preparatory work will be an updated, three dimensional structural model of the mineralization. The model will enable targeted drilling to extend and upgrade the estimated resources along strike and down dip, and also to target zones with enhanced thickness and grade along structural intersections. The updated model will also identify additional exploration targets westward through the Packrat – Mid Realm area, to South Mouth and the western pediment anomalies.

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Fondaway Canyon Technical Report April, 2017

The proposed budget for these recommended, Phase 1 activities is approximately $1.87 million, including annual costs for the project, as shown in Table 20, exclusive of Canarc costs for administration and supervision.

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Fondaway Canyon Technical Report April, 2017

2.0 Introduction

2.1 Issuer and Purpose

Techbase International, Ltd. (Techbase) and Wairaka Rock Services Limited were retained by Canarc Resource Corp. (Canarc) to produce an independent Technical Report on the Fondaway Canyon project in Churchill County, Nevada. The purpose of the report is to present the current status and a current Resources estimate for the Fondaway Canyon project.

The Mineral Resource estimates have been prepared and classified in accordance with standards as defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) “CIM Definition Standards – For Mineral Resources and Mineral Reserves,” as amended May 10, 2014.

Canarc is a TSX listed company headquartered in Vancouver, focused on advanced gold and silver assets located in the Americas. The company has a planned growth strategy to acquire advanced producing or near term producing assets with upside potential. The Fondaway Canyon project was acquired as part of Canarc’s purchase of American Innovative Minerals (AIM) in March, 2017.

This Technical Report has been produced by Qualified Persons (QPs), as defined by NI 43-101:

•	Michael Norred, SME Registered Member 2384950; President of Techbase International, Ltd (Techbase) of Reno, Nevada.
•	Simon Henderson, MSc, MAusIMM CP 110883 (Geology); Consulting Geologist with Wairaka Rock Services Limited of Wellington, New Zealand.

Mr. Norred and Mr. Henderson are collectively referred to as the Authors of this report.

2.2 Sources of Information

The historical information referenced in this report includes reports, drawings, spreadsheets, and numerous other files. A set of digital data was obtained from AIM on a portable hard drive by Simon Henderson. Additional reports, maps, assay certificates, and other documents were scanned by the Authors from AIM’s files in Helena, MT, with the assistance of Bill Neal, representing AIM.

The previous reports and other documents that are referenced in this report are listed in Section 27.

2.3 Personal Inspections

A personal inspection of the Fondaway Canyon property was conducted by Author Simon Henderson, during the period from February 24 through 28, 2016. Author Michael Norred visited the property separately on April 17, 2016. Authors Michael Norred and Simon Henderson visited AIM’s data storage facility in Helena, MT from July 27 to August 2, 2016; visited the core storage facility in Fallon, NV on August 12, 2016; and conducted a joint site inspection of the Fondaway Canyon property on December 4, 2016.

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Fondaway Canyon Technical Report April, 2017

2.4 Units of Measurement

United States customary units have been used for the Fondaway Canyon project, based on the large quantity of historical data involved. The coordinates are Nevada State Plane, Western Zone, NAD27 datum, measured in feet. Elevations are in feet above mean sea level. Drill hole depths, assay intervals, thicknesses, and distances are in feet or miles. Gold assays are in ounces per ton (opt).

All estimated costs and prices are presented in US dollars.

The Fondaway database has been maintained in these US customary units for ease of validation vs the source documents. The Resource has been estimated using these units as well, for comparison of results vs historical reports. Key results have been converted to metric units for presentation in this report.

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Fondaway Canyon Technical Report April, 2017

3.0 Reliance on Other Experts

In reporting the land status in Section 4, the Author relied upon information provided by Canarc and AIM, and in particular a report prepared for Canarc by Registered Landman Nate Mildren (Mildren, 2017).

In reporting the permitting status in Section 20, the Author relied on information provided by Canarc and AIM, and in particular a report prepared for Canarc by Richard DeLong of EM Strategies (DeLong, 2017).

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Fondaway Canyon Technical Report April, 2017

4.0 Property Description and Location

4.1 Land Position

The Fondaway Canyon property includes 136 contiguous, unpatented mining claims, covering approximately 2,220 acres (898 hectares), or 3.5 square miles, on land administered by the U.S. Bureau of Land Management (BLM) in Churchill County, Nevada. The claims are located in portions of Township 22 North, Range 33 East, Sections 1, 2, 11, and 12; and Township 22 North Range 34 East, Sections 5,6,7, and 8; Mount Diablo Meridian. The list of mining claims is included as Appendix A.

The title to the Fondaway Canyon property was the subject of a title review, prepared by Mildren Land Services, LLC for Canarc (Mildren, 2017). The claims are currently controlled under a Mining Lease/Purchase Agreement, originally signed in 2012 between Richard Fisk as the owner and Manhattan Mining Company. The agreement was assigned to AIM in August 2013, and then to AIM subsidiary The Fondaway LLC in November 2013. The lease was originally for 148 mining claims, some of which were dropped by AIM in 2014. Canarc acquired AIM in March 2017.

A fee of $155 per claim is payable to the BLM before September 1 each year, and $10.50 per claim is payable to Churchill County by November 1 each year. The Author checked each of the claims on the BLM’s Land & Mineral Legacy Rehost 2000 System (LR2000)[1]. All of the claims were listed as “ACTIVE” by the BLM, which means that all required fees have been paid through August 31, 2017. All fees and filings for Churchill County are current through September 30, 2017.

A 2012 preliminary title report found that the BLM and Churchill County Recorder records of unpatented claims at Fondaway Canyon have multiple owners (Mildren, 2017). The County Recorder records show Wilbur Robertson, Fisk-Robertson Mining, or Richard Fisk as the claim owners. The BLM records show various members of the Fisk family and associates, Occidental Minerals, Tenneco Minerals, Nevada Contact Inc and AIM as the claim holders.

All of these interests are controlled by Richard Fisk (Mildren, 2017). Under the lease agreement, claims filed by the lessees within the “Area of Interest” (originally a 20 km radius, but reduced to a 2 mile radius in 2014) become the owner’s property. AIM previously collected the documents necessary to update the BLM records, but elected to postpone the update due to the cost involved (Mildren, 2017).

[1] The LR2000 system is available online at http://www.blm.gov/lr2000.

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Fondaway Canyon Technical Report April, 2017

Figure 2: Fondaway Canyon Land Position

Canarc Resource Corp.
Fondaway Canyon
Land Position
Scale 1: 6000
0 120 300 450 600m
Line Styles
Claims
WSA

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Fondaway Canyon Technical Report April, 2017

4.2 Royalties

There is a Net Smelter Returns (NSR) royalty of 3%, payable to Richard Fisk, under the 2012 mining lease / purchase agreement between Fisk and Manhattan Mining Company. An “Advance Royalty” of $35,000 is due each year on July 15th. AIM records indicate that these payments are current through 2016. All advance royalties are recoverable from production royalty payments. A purchase option for the claims, including the 3% royalty can be exercised at any time for a lump sum payment of $600,000, less any advance royalties not previously credited to production royalties. The amount remaining on the purchase option is $425,000 (Mildren personal communication).

There is also a NSR royalty of 2% on all minerals produced from the Fondaway Canyon and Dixie Comstock properties, payable to Hale Capital, under a 2013 agreement between AIM and Hale Capital. This royalty can be bought out for a total price of two million dollars ($2,000,000) in cash or 19.999% of the stock in a new, public company formed to operate the Fondaway Canyon and Dixie Comstock properties.

4.3 Environmental Liabilities

There are no known environmental liabilities on the Fondaway Canyon property. The disturbance from the Tenneco mining in 1989-1990 was reclaimed in the early 2000’s according to the requirements of their reclamation plan, and their reclamation bond was released in 2004 (Williams, 2005).

The Tenneco adit was sealed as part of the reclamation plan. Several other historical adits remain open, and should be fenced or gated to discourage public access. There are no open shafts known on the property.

4.4 Permits

No current permits are held by AIM or Canarc for mining or exploration activities at Fondaway Canyon. Exploration drilling is a Notice level activity permitted through the BLM. A review of BLM records showed all previous Notices have been closed. Currently there are no authorized or permitted actions on the project (DeLong, 2017).

See Section 20 for a discussion of future permitting requirements.

4.5 Stillwater WSA

The Fondaway Canyon property is surrounded on three sides by the Stillwater Wilderness Study Area (WSA). The WSA boundary, shown by the blue line on Figure 2, overlaps portions of some claims. Congress mandated the wilderness study under the Federal Land Policy and Management Act of 1976 (FLPMA). The WSA closed the area within the WSA boundary to mineral entry, which means no new mining claims can be staked in that area.

The BLM issued its final Environmental Impact Statement EIS) on the Stillwater WSA in 1987. The BLM concluded, “Under the Proposed Action, the 94,607 acre Stillwater Range WSA would be recommended non-suitable for wilderness designation” (BLM, 1987).

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Fondaway Canyon Technical Report April, 2017

In a statement about Wilderness Study Areas on their website, the BLM states, “Since 1980, Congress has reviewed some of these areas, and has designated some as wilderness and released others for non-wilderness use. Until Congress makes a final determination on a WSA, the BLM manages these areas to preserve their suitability for designation as wilderness.”[2]

Since drilling, road building, mining, and milling activities were already underway at Fondaway Canyon when the WSA was established in 1976, these activities, in the same manner and degree, were grandfathered under a 1983 determination by the BLM (BLM, 1983). Tundra Gold Mines, Mill Creek Mining, and Tenneco all conducted drilling programs and other exploration activities within the WSA boundary under this determination.

The majority of the mineral resources estimated for this report are outside the WSA boundary. Portions of the Hamburger Hill and Colorado veins are inside the WSA boundary, but would be accessible for underground mining without any surface disturbance in the WSA.

[2] Website http://www.blm.gov/wo/st/en/prog/blm_special_areas/NLCS/wilderness_study_areas.html

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Fondaway Canyon Technical Report April, 2017

5.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Fondaway Canyon property is via US Highway 50, five miles east from Fallon, Nevada, then northeast ten miles on Nevada State Route 116 to the Stillwater town site, then continuing north for 30 miles along an improved gravel road, to Fondaway Canyon on the western flank of the Stillwater Range. Existing mine roads provide access into the canyon.

The elevation of the property ranges from 5000 to 6000 feet. The area is a semi-arid, high desert biome, with cold winters and hot summers with low average precipitation.

Fallon, home of the Fallon Naval Air Station, has a population of approximately 8,500 people. Casual labor and industrial services such as mechanical or light fabrication are readily available in the town. Mining related professional services are available from Reno, some 60 miles west of Fallon, and from Winnemucca, some 130 miles to the northeast.

There are no public utilities, including electrical power on the property. Two permitted water wells are on the property, with water available for mining use under the lease agreement.

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Fondaway Canyon Technical Report April, 2017

6.0 History

6.1 Ownership and Exploration History

The initial lode mining claims of the Fondaway Canyon property were staked in 1956 by George Fisk and his son Richard operating as Fisk Mining (the Fisks). The Fisks mined approximately 10,000 tons of tungsten ore, recovering 200,000 lbs of tungsten trioxide (WO3). The Fisks also produced 47 flasks of mercury and three tons of antimony during this period. Later, operating with Wilbur Robertson as Fisk/Robertson Mining, the Fisks produced some 2,500 ounces of gold from shallow, oxide material. The Fisk family has continuously owned the mining claims to the present day.

Occidental Minerals optioned the property from 1980-1982, and explored while the Fisks continued mining. Occidental conducted extensive geologic and geochemical surveys, and drilled 15 RC holes in 1981 and 3 core holes in 1982, totaling 5,856 feet of drilling.

Tundra Gold Mines took over the Occidental agreement from 1983-1984. Tundra conducted several miles of VLF-EM and magnetometer surveys, and identified at least 27 anomalies, labeled “A” through “V”. They drilled 35 core holes, totaling 18,316 feet of drilling. New Beginnings Resource Corp joint-ventured with Tundra in 1984 and drilled 18 RC holes, totaling 2,020 feet.

Homestake Mining Company sub-leased from 1984-1985. Homestake sampled the underground working on the property, and commissioned mineralogy and petrographic studies, as well as metallurgical testing. They drilled 4 core holes, totaling 2,315 feet of drilling.

Mill Creek Mining took over in 1985. Mill Creek drilled 69 RC holes, totaling 6,805 feet, and drilled numerous, shallow percussion holes. They mined near-surface ore at the site of the present Stibnite pit, and attempted vat leach processing that failed to recover any significant values (Cohan, 1997).

Tenneco Minerals leased the property from 1986-1996. They increased the property size to 647 unpatented claims, and took thousands of rock and soil, as well as stream sediment samples. Tenneco drilled over 500 RC holes, totaling 130,000 feet of drilling. They drove an adit with 540 feet of workings to take bulk samples of the mineralized Half Moon zone. They commissioned extensive metallurgical testing at Hazen Labs, showing over 85% recovery for oxide material.

Tenneco built a 1500 tpd heap leach with a 230 gpm Merrill-Crowe processing plant. From August 1989 through August 1990, they mined and processed 186,000 tons of material, and recovered 5,402 ounces of gold, with a reported 87% average recovery (Cohan, 1997). Tenneco completed final reclamation of their mining and processing area areas in 2004.

Consolidated Granby leased the property from 1996-1997, with no significant exploration activity. Stillwater Gold leased the property in 1999, and conducted extensive field mapping and sampling. The detailed mapping and geological interpretation by Michael Brady for Stillwater (Brady, 1997) are the basis for much of the work by later companies, including the Resource modeling done for this technical report.

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Fondaway Canyon Technical Report April, 2017

Nevada Contact Inc (NCI), a subsidiary of Agnico Eagle, leased the property from 2001-2002. They organized the previously-collected data into a GIS and geologic database. They reported their database contained 2,451 rock chip samples, 457 soil samples, and 146 stream sediment samples. Nevada Contact drilled 3 RC holes and 8 RC/Core holes, totaling 5,335 feet of RC and 6,317 feet of core drilling (Nevada Contact, 2002).

Royal Standard Minerals leased the property from 2003-2013, with little reported exploration activity. The technical report commissioned by Royal Standard mentioned the 2002 Nevada Contact drilling, but did not incorporate the drilling results into their Resource model (Strachan, 2003).

The lease was acquired by American Innovative Minerals (AIM) from Royal Standard in 2013. AIM compiled previous drill holes and samples into a GIS database. They collected and assayed more than 250 rock chip samples, as well as grab samples from stockpiles, dumps, and the leach pad. AIM conducted metallurgical tests on the stockpiled material near the original “Main Pit” and on the tungsten mineralization, in order to evaluate the economics of selling these materials.

Aorere Resources Limited obtained an option to purchase the AIM properties in February 2016, which expired at the end of January 2017. Aorere commissioned a Scoping Report (Norred, 2016). They sampled the 2002 core and sent six representative samples to Applied Petrologic Services & Research (APSAR) for detailed petrologic studies (Coote, 2016). Additional core samples were selected and submitted to McClelland Laboratories for a series of metallurgical testing (McPartland, 2017). Aorere contracted Techbase International to compile and validate the drilling and other data from the property, and to produce a Resource estimate. The 2016 mineral resource estimates that are the subject of this report were originally produced for Aorere.

Canarc Resource Corp acquired the Fondaway Canyon property along with substantially all of the mineral properties held by AIM in March 2017. Canarc has not yet conducted any exploration activities on the Fondaway Canyon property.

6.2 Previous Reports

Technical Reports with historical resource estimates were produced by Tenneco (1990), Cohan (1997), Brady (1997), and Strachan (2003). The Strachan report was written in compliance with the NI 43-101 standards. These historical resources are discussed in detail in Section 14.

6.3 Historical Mine Production

Mining production on the property was reported by Fisk Mining and by Tenneco. Fisk mined oxide material from a series of shallow open pits along the Paperweight and Half Moon vein outcrops, and used a vat leaching process, with a reported recovery of approximately 50%. Tenneco mined the South Mouth, Reed, and Stibnite open pits from 1989 to 1990, and processed using a cyanide heap leach with a Merrill Crowe processing plant. Tenneco reported gold recovery of 87%.

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Fondaway Canyon Technical Report April, 2017

Their totals were included in the reports by Cohan (1997) and other authors. A total of 211,000 tons of mineralized material has been mined and processed, recovering 7,902 ounces of gold.

Table 2: Fondaway Canyon Mining Production (Cohan, 1997)

Area	Processed (tons)	Waste (tons)	Grade (opt Au)	Contained Au oz	Recovered Au oz	Strip Ratio
South Mouth Pit	171,000	1,048,000	0.032	5,527		6.1 : 1
Reed Pit	12,000	43,000	0.030	361		3.6 : 1
Stibnite	4,000	13,000	0.109	436		3.3 : 1
Tenneco Total	186,000	1,138,000	0.034	6,324	5,402	5.9 : 1

Fisk Mining	25,000	25,000	0.200	5,000	2,500	1.0 : 1
Grand Total	211,000	1,163,000	0.054	11,324	7,902	5.5 : 1
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Fondaway Canyon Technical Report April, 2017

7.0 Geological Setting and Mineralization

7.1 Regional Geology

The Fondaway Canyon property lies in Churchill County, west-central Nevada; an area of basin and range topography and geology dominated by the broad low valley of the Carson Sink to the west, the Dixie Valley to the east, and Pre-Tertiary rocks extensively exposed in the Stillwater Range. The Stillwater Range climbs to an elevation of 7615 feet from the floor of the Carson Sink at 3,500 feet, a northeast-trending horst bounded by high-angle faults of significant vertical displacement. The structure in the Stillwater Range is complex. Several orogenic events have produced thrust faults, normal faults and folding of the Mesozoic and Tertiary rocks (Willden & Speed, 1974; Page, 1965).

Brady (1997) describes the regional setting as follows: “The exposed sediments in Fondaway Canyon have been broadly grouped into the Clan Alpine Sequence by previous investigators. They were deposited within a deep marine sag basin in early Mesozoic within present day western and northwestern Nevada. Time equivalent units include a volcanic arc to the west, a shelf marine province to the east (Star Peak Sequence) and a prograding delta complex (from east to west) that includes the Grass Valley and Winnemucca formations.

“Regional reconstructions indicate that the volcanic arc collided with the continental margin in early Triassic. A sag basin was formed at the continental margin within which mud, silt and sand of the Clan Alpine Sequence was deposited. Carbonate bank sediments (Star Peak Sequence) were deposited in shallow marine environments to the east. As the basin filled, offshore currents also carried into it extensive quartz sand from the eroding continent further to the east. The sand is now lithified into the Boyer Ranch formation of lower Jurassic age. Finally, reefoid carbonates of the Lovelock Formation (middle Jurassic) overlie Boyer Ranch quartzites.

“Eventually, the island arc and basin fill sediments were accreted to the continental margin but continued lateral compression detached the Clan Alpine Sequence to override the Star Peak Sequence along the Fencemaker Thrust. Numerous intraformational thrusts, complex folds and nappe structures were generated within the allochthonous sediments at that time.”

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Figure 3: Regional Geology from Page (1965) .. NBMG Map 28

INDEX MAP OF THRUST FAULTS
Boyer Thrust
Cox Canyon Thrust zone
La Plata thrust
Sand Springs thrust
Fondaway Canyon
Base map enlarged and modified from U. S. 1:250,000 scale map, Reno and Millet sheets
Geology mapped mostly in 1956-58 and 1961.
1965
Buena Vista Mine (Fe)
Boyer Ranch
DIXIE VALLEY
Dixie Meadows
ALKALI FLAT
JOB PEAK
MT LINCOLN
TABLE MOUNTAIN
Sand dunes
Frenchman
FOURMILE FLAT
EXPLANATION
Contact
High angle fault
U, upthrown side; D, downthrown side
Recently active fault
Arrow indicates direction of dip
Fault scarp of 1954
Arrow indicates direction of dip
Thrust fault
Saw-teeth on side of upper plate
Strike and dip of beds
Strike and dip of overturned beds
Strike and dip of beds
Uncertain whether right side up
Strike of vertical beds
Horizontal beds
Axis of overturned syncline
Strike and dip of foliation, flow structure, misc. planar structure
Pleistocene and Recent
Qal
Surficial deposits
Includes Qal, alluvium; Qlk, lake deposits; Qlds, landslides; Qds, dune sand; Qoa, older alluvium.
QUATERNARY
Pliocene to Pleistocene
Qba
Basalt and basaltic andesite
TERTIARY AND QUATERNARY
Pliocene(?)
Ts
Non-marine sedimentary rocks and tuffs
Basalt
Miocene(?)
Tv
Volcanic rocks
Includes tuffs, breccias, and flows of rhyolite, dacite, latite, and andesite.
TERTIARY
Tg
Tkg
Kg
Granitic rocks
Includes granite, quartz monzonite, granodiorite. Tg, probably Oligocene or early Miocene; Kg, probably Late Cretaceous; Tkg, age unknown.
CRETACEOUS AND TERTIARY
Felsic porphyries and aphanitic intrusives
T-Jpa
T-Jba
Basalt and andesite
T-Jpa, porphyritic basaltic andesite; intrusive T-Jba, basalt and andesitic flows and breccias.
T-Jwt
T-Jri
Rhyolite and dacite
T-Jwt, welded tuff; dacitic to rhyolitic, devitrified T-Jri, undifferentiated rhyolitic volcanic and intrusive rocks. Probably includes T-Jwt, T-Jf, Tv.
Latite flows, tuffs, and breccias
Landslide breccia
Post Lower Jurassic — Pre middle Miocene
MESOZOIC OR CENOZOIC
Upper Jurassic
Jdg
Gabbroic and dioritic rocks
Jba
Basalt
Flows, lithic lapilli tuffs, tuff breccias, breccias; generally altered.
Jurassic(?)
Quartzite
Well sorted, fine grained.
Jmv
Metavolcanic rocks
Altered, locally schistose andesitic tuffs, breccias, and flows; includes some metasediments.
Lower Jurassic
Limestone and shale
Silty limestone and calcareous shale; several relatively pure limestone beds.
JURASSIC
Upper Triassic
Limestone, undifferentiated
Slate and phyllite
Locally includes interbedded quartzite and limestone.
Undifferentiated metasedimentary rocks
TRIASSIC
Quartzite
Limestone, undifferentiated
Undifferentiated metasedimentary rocks
PALEOZOIC OR MESOZOIC
SCALE 1:125,000
CONTOUR INTERVAL 200
WITH SUPPLEMENTARY CONTOURS AT 100 FOOT INTERVALS
SECTION ALONG LINE A-A'
Boyer Thrust
Cox Canyon Thrust zone
SECTION ALONG LINE B-B'
SECTION ALONG LINE C-C'
SEA LEVEL

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Fondaway Canyon Technical Report April, 2017

7.2 Local Geology

The Fondaway mineralization is hosted primarily in low-grade regional/burial metamorphosed carbonaceous mudstone, silty mudstone and siltstone, (informally described in drill core and historical mapping as shale, mudstone and siltstone) interpreted to lie within the Triassic Age Grass Valley Formation. The Grass Valley Formation has been regionally metamorphosed to sub-green-schist facies (phyllite) and folded into east-west trending folds with approximately 600 feet amplitude across the folds and vertical to slightly overturned limbs (Strachan, 2003). Regional/burial metamorphism of the sedimentary rocks is defined by sericite/illite, mosaic quartz and chlorite. Limited plastic deformation indicates that hydrothermal fluid flow took place in a mainly brittle tectonic regime of a sub-greenschist facies metamorphic environment (Coote, 2016). Limestone and quartzite mapped at the Colorado-Deep Dive Resource Area appears to be over-thrust by Grass Valley phyllite (Strachan, 2003). These younger units are correlated with Jurassic Boyer Ranch formation.

7.3 Property Geology

East-West faulting crosscuts the metamorphosed sedimentary units and these faults host the majority of gold resources at Half Moon, Paperweight, Hamburger Hill and the Colorado-Deep Dive Zones. Gold Mineralization at Deep-Dive appears partially strata bound in the limestone and is possibly controlled by thrust faults and bedding replacement in this instance (Strachan, 2003).

Tertiary age dacite and andesite dikes occur in and crosscutting the mineralized faults. These dikes are altered but not strongly mineralized. Sets of north trending mineralized and post-mineral faults displace east-west trending mineralized faults. The north trending post mineral faults are probably related to basin and range development (Young, 1989).

A stock of Cretaceous age granite occurs immediately north of the resource area and is possibly underlying the tungsten skarn deposits in the mine area.

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Fondaway Canyon Technical Report April, 2017

Figure 4: Fondaway Canyon Geology (after Brady)

Rock Codes
open space
alluvium
colluvium, dump
mudstone
siltstone
shale, slate, phyllite
limestone, marble
quartzite
sandstone
granite
basalt
andesite
dacite
rhyolite
quartz vein
quartz, sulphide shear
fault, shear
fault, new
void, unknown
Canarc Resource Corp.
Fondaway Canyon
Geology Map
Scale 1" = 200'
200 100 0 200 400 ft

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Fondaway Canyon Technical Report April, 2017

7.4 Mineralization

The mineralization is characteristically a gold/silver ratio of greater than 1:1 and is associated with the sulfide minerals of pyrite, arsenopyrite, and stibnite with lesser amounts of chalcopyrite, tennantite/tetrahedrite, sphalerite, and galena. The mineralization was reported in detail in a Petrology report by Coote (2016).

As described by Coote (2016), gold/electrum is mainly identified as inclusions within pyrite of hydrothermal wall rock replacement and silica/carbonate-rich fracture-fill/breccia cement assemblages, in places in close spatial association and intergrowths with chalcopyrite, sulphosalt minerals and arsenopyrite. Some gold fills or partly fills cavities in pyrite, as intergrowths with Fe/Mg/Ca-carbonate. The distribution of inclusions and cavities in pyrite, including gold/electrum inclusions, partly defines growth zones within the host pyrite. The gold/electrum grain-sizes, as inclusions within or filling cavities in pyrite, are in the range 1 to 10 microns. Some gold/electrum of a similar size-range occurs interstitial to and as intergrowths with mosaic quartz, sericite/illite and chlorite.

Figure 5: 92002.08[3]. Gold/electrum intergrown with Fe/Mg/Ca-carbonate in pyrite cavity enclosed by mosaic quartz fracture fill. 300 µm. ppl/rl (Coote, 2016; pg 19).	Figure 6: 92002.083. As left. 70 µm. ppl/rl (Coote, 2016; pg 19).

Free gold/electrum is present in stibnite-bearing, mineralization, gold/electrum (5-8 µm) occurs as intergrowths with or interstitial to mosaic quartz intergrown with pyrite, chalcopyrite, chlorite, sericite/illite and hydrothermal hydrocarbon mineralogy within hydrothermally altered, formerly carbonaceous rich wall rock. Whilst chalcopyrite is locally enclosed by coarser grained stibnite, interstitial to and intergrown with mosaic-drusy quartz, no gold/electrum is observed as inclusions within the coarser grained stibnite.

Pyrite and arsenopyrite comprise arsenic and iron sulfides intergrown with hydrothermal replacement and fracture-fill/breccia cement mineralogy. Tabular to prismatic/acicular arsenopyrite is generally finer grained than pyrite, and concentrated within wall rock replacement assemblages, particularly along hydrothermal hydrocarbon bearing shear zones. Pyrite, less abundant and coarser grained within the wall rock replacement assemblages appear to overgrow and even poikilitically enclose subhedral to euhedral arsenopyrite. The preservation of framboidal pyrite of diagenetic or sedimentary basin paragenesis is further evidence of relatively low-grade regional/burial metamorphism of the carbonaceous, fine grained siliciclastic sedimentary rocks.

[3] Sample 92002.08 from core hole 02FC-05, interval 740.2-741.9’. Coote (2016) pg 19.

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Fine to medium grained stibnite occurs as intergrowths with and interstitial to mosaic-drusy quartz of fracture-fill/breccia cement. Some amounts of finer grained stibnite are intergrown with wallrock replacement mineralogy and are contained along shears containing sericite/illite, chlorite and hydrothermal hydrocarbon mineralogy. Some stibnite is host to inclusions of subhedral to anhedral fine to very fine grained chalcopyrite (Coote, 2016).

Figure 7 : 92002.06[4]. Stibnite and chalcopyrite enclosed by sericite and mosaic quartz marginal to wall rock fragment. 300 µm. ppl/rl (Coote, 2016; pg 18).	Figure 8: 92002.06[4]. Stibnite, enclosing chalcopyrite overgrowing partly recrystallized mosaic-drusy quartz of fill/cement. 300 µm. ppl/rl (Coote, 2016, pg 18).

Graphite is only present as detrital grains, together with resolvable quartz, muscovite, tourmaline and zircon. As a result of a combination of regional/burial metamorphism-related and hydrothermal-related maturation processes, organic carbon has been converted to secondary carbon or hydrocarbon mineralogy.

7.5 Alteration

As described by Coote (2016), hydrothermal alteration of the sedimentary rock types in association with silica and carbonate fracture-filling and breccia cement, comprises pervasive intergrowths of mosaic quartz, sericite/illite and variable amounts of chlorite dispersed with grains and aggregates of Fe-sulfides and rutile, in places strongly overprinted by Fe/Mg/Ca-carbonate. Sericite is more crystalline in relation to domains of strong shearing. Some amounts of modified detrital organic carbon are intergrown with the mosaic quartz, sericite/illite, chlorite and Fe-sulfides. Relict framboidal pyrite of diagenetic/sedimentary paragenesis is locally concentrated along some of the more carbonaceous laminae as intergrowths with secondary hydrocarbon mineralogy, mosaic quartz, sericite/illite and chlorite.

[4] Sample 92002.06 from core hole 02FC-05, interval 719-720’. Coote (2016) pg 18.

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Earliest penetrative fracturing and microfracturing, at high angles to lamination/bedding, is filled with very fine grained K-feldspar and sericite/muscovite, interpreted to be of regional metamorphic-related metasomatic paragenesis. The early metamorphic-related metasomatic veining is dislocated and disrupted in relation to later fracturing and brecciation, filled/cemented mainly with fine to medium grained mosaic to drusy quartz.

7.6 Mineral Paragenesis

As described by Coote (2016), within the hydrothermal fluid flow regime, it is evident that fine to very fine grained arsenopyrite, concentrated along hydrocarbon-rich shears and microfractures, some stylolitic in structure, is relatively early in paragenesis. Some amounts of coarser grained pyrite may be early in paragenesis, but most is interpreted to be later than arsenopyrite, in many places overgrowing or poikilitically enclosing finer grained arsenopyrite. Chalcopyrite, sphalerite and sulphosalt minerals (tennantite/tetrahedrite) have a similar but marginally later paragenesis relative to pyrite, in most places overgrowing pyrite or filling cavities within pyrite; in places the cavities lined by arsenopyrite poikilitically enclosed by pyrite. Some of the base metal sulfides have a similar paragenesis to Fe/Mg/Ca-carbonate overgrowing and partly replacing quartz, and filling cavities within and fractures crossing mosaic to drusy quartz. Stibnite is ultimately late within the overall hydrothermal paragenesis, overgrowing and occurring interstitial to mosaic-drusy quartz occupying the same paragenetic position as late Fe/Mg/Ca-carbonate.

Gold/electrum paragenesis appears mostly timed with pyrite, where it occurs abundantly as irregular shaped inclusions within pyrite. Some gold/electrum, filling cavities or microfractures in pyrite as intergrowths with Fe/Mg/Ca-carbonate, appears and may be interpreted to be marginally late relative to pyrite. In other examples, native gold/electrum occurs interstitial to and intergrowths with mosaic quartz, sericite/illite and hydrothermal hydrocarbon mineralogy in close spatial association with pyrite. The precipitation of gold/electrum from hydrothermal solution might best be understood in terms of sulphidation.

Table 3: Mineral Paragenetic Scheme (Coote, 2016)

Mineral Paragenetic Scheme
Arsenopyrite Pyrite Chalcopyrite Sphalerite Sulphosalts Stibnite Gold/electrum

Early Stage------------------------------------------------------------------------àLate Stage

---------------------------------------------------à

------------------------------------------à

---------------------à

--------------------à

------------------à

----------------------à

-------------à

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Fondaway Canyon Technical Report April, 2017

Where stibnite, of a late paragenesis, is abundant in relation to mainly quartz cemented or filled tectonic fracturing and brecciation, native gold/electrum is not identified as inclusions within or substantial grains enclosed by stibnite. Gold/electrum in the stibnite rich rock occurs as intergrowths with quartz, sericite/illite, pyrite and hydrocarbon minerals of wall rock replacement and as intergrowths with chalcopyrite, quartz and some stibnite along stylolitic shears within mosaic-drusy quartz breccia cement/fracture fill. Therefore, while there is gold present in stibnite-rich rock, it is not tied up with or locked in with the stibnite. Removal of stibnite during the gold recovery process will not necessarily remove gold.

7.7 Mineralized Zones

Gold mineralization is localized along over 2 miles of en echelon, east-northeast trending and steeply south dipping structures developed within fine grained Triassic carbonaceous siliciclastic sedimentary rocks (field description shales and siltstones) and Jurassic limestone, cut by Tertiary (Eocene) dikes. The down-dip extent of the gold mineralization is greater than 1,000 feet based on the drilling by NCI. The strike lengths range from 420 ft for the West Paperweight splay to over 3,700 feet for the Paperweight – Hamburger Hill vein, based on outcrops mapped in the field by Brady. The vein outcrops range from 5 - 20 feet wide.

Gold is spatially associated with quartz veining and breccia cement structures or shears, and occurs abundantly as inclusions and intergrowths with and within Fe-sulfide, and stockwork fracture filling within the wall-rock shale and siltstone.

See Figure 10 for a map of the currently identified mineralized zones at Fondaway Canyon.

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8.0 Deposit Types

Hydrothermal alteration and mineralization are developed within sheared and fractured/fragmented; low-grade regional/burial metamorphosed carbonaceous mudstone, silty mudstone, muddy siltstone, and siltstone, in which thermal maturation of detrital organic carbon has resulted in generation of hydrocarbon fluid and precipitation of hydrocarbon mineralogy along earliest shears and micro-fracturing. Maturation of the detrital organic carbon may have been achieved through metamorphic processes, heat transfer from intrusions at depth, or a combination of both.

Hydrothermal alteration mineralogy comprising weakly plastically deformed mosaic-drusy quartz, sericite/illite, chlorite, hydrocarbon mineralogy and Fe/Mg/Ca-carbonate together with fluid inclusion petrography indicate hydrothermal fluid flow to have been at around 230 to 250°C; similar temperatures to sub-greenschist facies peak regional/burial metamorphism and related metasomatism of host metasedimentary rocks (Coote, 2016).

The gold mineralization appears to conform to an orogenic intrusion-related mesothermal gold system as illustrated below.

Figure 9: Gold Mineralization Systems (Pokrovski, 2015)

Trisulfur ion and gold deposits
Epithermal Au(-Cu-Ag)
S-rich aqueous liquid
Au(HS)2-
Au(HS)S3-
H2S, SO2
Au(HS)H2S
Vapor
S3-, H2S, (H)SO4
Au(HS)S3-,
Au(HS)2-,
CuCl2-, Mo-S3
Supercritical fluid (+brine)
Porphyry Au-Cu-Mo
(Au,Mo,Pt)-S2-,S3-
FeS melt/solid (Au, Cu, Pt, Mo)
Carlin-type
Au-As-Tl-Te
Au(HS)2-
Orogenic Intrusion-related
Au (Mo,W)
Au(HS)S3-, (Mo,W)-S3-, metalloids-S3
subduction
Metamorphism of pyrite – bearing sedimentary and volcanic rocks
FeS2 to FeS breakdown, release of H2S, S3-, and Au
Partial melting, dehydration
Fondaway Canyon
Orogenic intrusion-related
mesothermal gold
1
3
8
40
100
Depth (km)

A tungsten rich skarn deposit was developed in the contact metamorphism of the limestone along the north side of the deposit area in proximity to a Cretaceous granitic intrusive. The tungsten mineralization is coarse crystalline scheelite in marble and garnetiferous exo-skarn (Strachan, 2003). The skarn contains gold mineralization in late silicified zones which opportunistically replaced the earlier tungsten skarn. This late gold deposition likely occurred at the same time as the deposition of the mesothermal gold in the larger Fondaway gold mineralization system.

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9.0 Exploration

9.1 Historical Exploration

The previous operators of the Fondaway Canyon Project have conducted numerous exploration programs. In addition to drilling (discussed in Section 10), previous exploration has included extensive surface rock chip sampling, underground channel sampling, soil geochemistry, geological mapping, and geophysical surveys.

Portions of the property were mined by the original claimants, Fisk Mining. They prospected for gold by trenching along the vein outcrops, and panning for color anomalies.

Occidental Minerals optioned the property from 1980-1982. They started with detailed and reconnaissance mapping, and conducted extensive geologic and geochemical surveys prior to their drilling program. Occidental’s exploration emphasis was placed on evaluating the potential for bulk-tonnage disseminated deposits, with a lesser emphasis placed on evaluating the down-dip continuations of the vertical structures being mined by the Fisks.

Tundra Gold Mines took over from Occidental from 1983 to 1984. Tundra conducted an extensive program of rock chip sampling and mapping. Tundra conducted several miles of VLF-EM and magnetometer surveys, and identified at least 27 anomalies, labeled “A” through “V”. Tundra’s objective was to locate sufficient gold veins to warrant an underground exploration program. New Beginnings Resource Corp joint-ventured with Tundra in 1984, and continued the exploration programs begun by Tundra.

Homestake Mining Company sub-leased from 1984-1985. Homestake sampled the historical underground workings on the property, and commissioned mineralogy and petrographic studies, as well as metallurgical testing.

Mill Creek Mining took over in 1985. In addition to the RC drilling reported in Section 10, Mill Creek drilled at least 130 closely-spaced, shallow air-track holes, searching for near-surface oxide mineralization. The air-track drilling did not produce quality samples, so the results of this program were considered qualitative in nature, rather than quantitative.

Tenneco Minerals leased the property from 1986-1996. They increased the property size to 647 unpatented claims, and took thousands of rock, soil, and stream sediment samples, with a focus on locating bulk mineable potential. They drove an adit with 540 feet of workings to take bulk samples of the mineralized Half Moon zone.

Consolidated Granby leased the property from 1996-1997, with no reported exploration activity.

Stillwater Gold and Tungsten Ltd leased the property in 1999, and conducted extensive field mapping and sampling. The 1”=50’, detailed mapping and geological interpretation by Michael Brady for Stillwater (Brady, 1997) are the basis for much of the work by later companies, including the Resource modeling done for this technical report.

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Fondaway Canyon Technical Report April, 2017

Nevada Contact Inc, a subsidiary of Agnico Eagle, leased the property from 2001-2002. They organized the previously-collected data into a GIS and geologic database, and collected additional rock chip samples. They reported their database contained 2,451 rock chip samples, 457 soil samples, and 146 stream sediment samples (Figure 11 and Figure 12). NCI’s exploration focus was to design a drilling program to target structural intersections and down-dip extensions of the known mineralized structures.

Royal Standard Minerals leased the property from 2003-2013. They commissioned an NI 43-101 technical report by Strachan (2003), but did not report any significant exploration activity.

The lease was acquired by American Innovative Minerals from Royal Standard in 2013. AIM compiled previous drill holes and samples into a GIS database. They collected and assayed more than 250 rock chip samples, as well as grab samples from stockpiles, dumps, and the leach pad.

9.2 Aorere 2016 Exploration

Aorere Resources Limited had an option to purchase the AIM properties between February 2016, and the end of January 2017. The exploration work completed in the 2016 calendar year entailed a major review of the project, the re-organization and verification of historical digital records, the re-logging and re-sampling of existing (2002) core drill-holes, core logging with a Bruker portable XRF instrument (PXRF), drill-core petrologic examination, and metallurgical test work. The resulting re-interpretation of the geology and mineralization culminated in the current, 2016 estimate of the Indicated and Inferred resources.

In the field, Author Henderson completed a traverse of the property in February 2016, from east to west, making observations of rock type and alteration. A series of drill collar locations and outcropping quartz veins were GPS mapped to verify surface geology and drill collar locations. Outcrops were also tested with a PXRF.

In this February 2016 site visit, core hole 02FC-05 was logged, photographed, and sampled by Author Henderson; and also tested with the Bruker PXRF systematically at approximately 2.5 ft intervals, through the core section from a depth of 500 ft to the bottom of the hole. A total of 650 PXRF readings were recorded. Sulfide mineralization associated with significant gold assays was clearly recognizable in hand specimens, and the spot PXRF data showed good correlation with previous assay results.

The sampling carried out on this visit, summarized in Table 4, formed the basis for the petrologic work complete by Coote (2016).

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Table 4: Samples Submitted to Coote for Analysis

In July-August 2016 the Authors collaborated in drill hole data analysis, rebuilding a set of geological logging parameters to provide consistent and coherent logging codes for all digitized drill holes. This included recoding the logs for 50 core holes from examination of the previous logs and core photographs where available, followed by global changes from the previous codes for the remaining holes.

Metallurgical sampling was also completed during this period, with the Authors visiting the core storage facility in Fallon to collect the nine samples described in section 13.3.

The petrologic work (Coote, 2016) is described in detail in Sections 7 & 8, the PXRF core logging and drill hole logging in Section 12, and the metallurgical test work in Section 13. The current resource estimates are described in Section 14.

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Figure 10: Exploration Targets

Access Road
Line
Stillwater WSA
Region
Mineral Claims
Region
Geology
0
Quartzite
Dyke
Tertiary Volcanics
Dyke
Jurassic Limestone
Intrusive andesite
Shale
Granite
Alluvium
396,000 mE
4,406,000 mN
Reed
Colorado
Paperweight
Hamburger Hill
Pack Rat
Mid-Realm
Pediment West
Half Moon
Silica Ridge
South Pit
South Mouth
Fondaway Canyon Gold Project
NEVADA
Reno
Las Vegas
N
250
500
Fondaway Canyon Gold Project
Exploration Targets

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Fondaway Canyon Technical Report April, 2017

Figure 11: Rock Chip Samples (AIM internal presentation, 2014)

Fondaway Canyon: Rock Chips
Rock Chip Samples
Other Rock Chips (Au opt)
Reference Scale: 1:12,000
0
0.125
0.25
0.5
0.75
1
Miles
DBJ, August 2014

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Figure 12: Mid Realm Soil Gold Samples (Aim internal presentation, 2014)

395700
396000
396300
396600
396900
4406600
4406400
4406200
4406000
4405800
Reference Scale: 1:6,000
0 250 500 1,000 1,500 2,000
Feet
Soil Samples and Geology
Drill Holes
Soil Samples
AU PPB
0-20
21-50
51-100
101-500
501-4800
Quaternary Alluvial Gravels
Tertiary Andesite Volcanic Rock
Teriary Dike
Cretaceous Granite
Jurassic Quartzite (Jbrq)
Jurassic Limestone/Marble (Natchez Pass)
Unknown Quartzite
Intrusive Dikes
Triassic Dike/Sill
Triassic Grass Valley Fm (Siltst)
Leach Pad
Pit Boundaries
N

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Fondaway Canyon Technical Report April, 2017

9.3 Canarc Exploration

Canarc Resource Corp acquired the Fondaway Canyon project from AIM in March 2017. Canarc has not yet conducted any exploration activities on the Fondaway Canyon property.

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10.0 Drilling

10.1 Historical Drilling

Many holes were drilled on the Fondaway Canyon property between 1980 and 2002. Core, Reverse Circulation (RC), and Air-track[5] holes are known to have been drilled, by the various mining companies who explored the property.

Table 5: Drilling Programs at Fondaway Canyon (after Cohan, 1997)

		RC Drilling		Core Drilling
Year(s)	Company	No.	Footage	No.	Footage

1980-1982	Occidental Minerals	15	3,853	3	1,169
1983	Tundra Gold			35	18,317
1984	New Beginnings	18	2,022
1984-1985	Homestake Mining			4	2,561
1985	Mill Creek Mining	69	6,805
1987-1996	Tenneco Minerals	573	131,272
2001-2002	Nevada Contact	3	5,335	8	6,317

	total	678	149,287	50	28,364

Nevada Contact Inc (2002) reported that they built a database with drill hole locations and assay results for 571 drill holes. Strachan (2003) reported an estimated total of 568 drill holes on the project for a total estimated footage of 200,000 feet of RC drilling and approximately 22,000 feet of coring. The Author located references to 728 holes, totaling 177,651 feet of drilling in the data archives. However, some of the holes were determined to have been drilled outside the area of the resource model, or drilled for other purposes.

Of those holes, 591 holes totaling 161,043 feet (49,086m) were validated for this report, with coordinate information and downhole assays. These included 27,595 feet (8,411m) of core drilling in 49 holes and 133,488 (40,675m) feet of RC drilling in 551 holes.

The drill locations are shown in Figure 13. The underlying documentation for drill campaign designs, drilling reports, maps and sections, original log sheets and assay certificates were reviewed for each of these drilling programs. See Section 12 for a discussion of the data verification procedures.

[5] Air-track holes are known to have been drilled by Mill Creek Mining. The data quality is questionable, and those holes are not included in this summary, and were not used for the Resource estimate.

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Fondaway Canyon Technical Report April, 2017

Figure 13: Fondaway Canyon Drilling

Line Styles
- Claims
- WSA

Drill Holes
- Pre-2002
- 2002 Holes

Scale 1" = 400'

400 200 0 400 800 ft

Canarc Resource Corp.
Suite 301 - 700 West Pender St
Vancouver, BC V6C 1G8
Canada

Fondaway Canyon
Drill Holes

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Fondaway Canyon Technical Report April, 2017

10.2 2002 NCI Drilling

Nevada Contact Inc. (NCI) drilled eleven holes in 2002 to test two targets.

Eight core holes totaling 6,317 feet were drilled to test the down-dip extensions of known mineralization in the Half Moon, Paperweight, and Deep Dive areas. All of the core holes were pre-collared with RC to expedite the program and reduce costs. All eight core holes had downhole surveys. The NCI holes are shown in red in Figure 13.

All eight holes intersected anomalous gold mineralization. Two of the holes intercepted in excess of 200 feet of gold values greater than 0.01 opt, for example 02FC-1 with 227.5 feet averaging 0.049 opt Au (Nevada Contact, 2002). Six of the holes intersected the higher-grade mineralization associated with the Half Moon and Paperweight veins, with composited intervals greater than 0.10 opt Au. The majority of the gold mineralization was described by Nevada Contact as being, “associated with quartz-carbon breccia with host rock consisting of carbonaceous mudstone/siltstone. Re-mobilized carbon, finely disseminated pyrite and arsenopyrite, silicification and multiple episodes of brecciation and quartz veining are key indicators associated with these high grade zones.”

Table 6: NCI Drilling Intervals >= 0.10 opt Au

Hole	From	To	Length (ft)	Avg Au (opt)
02FC-1	522	527	5	0.109
02FC-1	600	605	5	0.107
02FC-1	670	689	19	0.208
includes	683	689	6	0.359
02FC-1	695	699	4	0.127
02FC-1	827	832	5	0.249

02FC-2	456.5	461.5	5	0.113
02FC-2	975	980	5	0.149

02FC-3	535.5	538	2.5	0.210
02FC-3	844	849	5	0.318

02FC-4	870	880	10	0.223
02FC-4	901	915	14	0.264
includes	901	910	9	0.336

02FC-5	675	680	5	0.138
02FC-5	713	753	40	0.162

02FC-8	641	643	2	0.101
02FC-8	649.4	673	23.6	0.136
02FC-8	812.5	826.5	14	0.145
includes	823	826.5	3.5	0.236

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Fondaway Canyon Technical Report April, 2017

Hole 02FC-4 was drilled to test the down-dip extension of the Paperweight vein system. It encountered two high grade intercepts, at 870-880 feet and 901-915 feet, both significantly deeper than found by previous drilling in the area (Figure 14).

Hole 02FC-5 was targeted at the intersection of the E-W trending, south dipping Paperweight vein system with the N-S, east dipping fault exposed in the “main pit”. At a depth of 713-753 feet, the hole intersected 40 feet averaging 0.161 opt Au, the thickest zone of high grade gold mineralization encountered during the 2002 program (Figure 15).

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Figure 14: Cross Section Parallel to 02FC-4

"02FC-4"

10.'.400 WP
6'.142 PW
5'.141 HW
4'.230 PE
15'.294 WP
5.'.126 HW
10.'.228 PW
19.'.201 WP
02FC-4

Vertical Scale 1/100
Horizontal scale 1/100

Assay Results

Rock Codes

open space	granite	fault, shear
alluvium	basalt	fault, new
colluvium,dump	andesite	void, unknown
mudstone	dacite	
siltstone	rhyolite	
shale,slate,phyllite	quartz vein	
limestone,marble	quartz, sulphide shear	
quartzite		
sandstone		

Canarc Resource Corp.
Suite 301 - 700 West Pender St
Vancouver, BC V6C 1G8
Canada

Fondaway Canyon
Section 02FC-4

SCALE	CHECKED BY	DRAWN BY
1" = 100'(H) 100'(V)'		mike

DATE	FILE NO.	DRAWING NO.
2017/04/02		sec02FC-4.mel

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Fondaway Canyon Technical Report April, 2017

Figure 15: Cross Section Parallel to 02FC-5

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Fondaway Canyon Technical Report April, 2017

NCI also drilled three RC holes to test for blind or hidden mineralization under the alluvial cover west of the Range Front fault. The exploration model consisted of testing for extensions of the known mineralization in the South Mouth and Reed Pit areas, with the added possibility that more favorable host rocks such as carbonates were intersected by the mineralized structures. Later fault blocks down dropping along the range front faults could have preserved the deposits beneath the rapid accumulation of pediment debris (Nevada Contact, 2002).

Hole 02FC-6, west of the Reed Pit, failed to intersect anomalous gold values. The hole was terminated at 575 feet because of slow penetration in the silicified carbonate rocks.

Holes 02FC-10 and 02FC-11, west of the South Mouth area, both intersected zones of low grade mineralization within limestone host rocks. Hole 02FC-10 intersected 90 feet averaging 0.025 opt Au, and 02FC-11 intersected 70 feet averaging 0.026 opt Au. Strachan (2003) commented, “… suggesting potential for a bulk tonnage, disseminated gold resource. The host rock appears to be Boyer Ranch limestone thrust over the Grass Valley formation.”

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11.0 Sample Preparation, Analyses, and Security

11.1 Sample Preparation

All of the drilling results used for the resource estimates were from historical drilling programs, the most recent in 2002. The Authors did not observe any of the drilling programs, and did not observe the sampling methods, the quality control procedures, or the security measures, and must therefore rely on contemporaneous records.

For each of the RC drilling programs, the RC samples were collected at the drill rigs, using industry-standard practices, under the supervision of the company geologists. RC samples were split with a Jones splitter when dry and with a rotary splitter when wet. Duplicate RC samples were taken from the rotary splitter at the drill rig.

For the core drilling programs, the core was logged and sampled under the supervision of the company geologists. The core was split at important geological contacts, and into equal, typically five-foot lengths within geologic units. Competent core was sawn in half for analysis, and the core that was broken into rubble had approximately half selected by the geologist. In either case, the remainder of the core was stored in labeled core boxes.

The samples were prepared and assayed by reputable, certified laboratories. The labs included Cone Geochemical (Denver, CO), Geochemical Services (Reno, NV), Shasta Analytical (Redding, CA), G.D. Resources (Sparks, NV), and American Assay Labs (Reno, NV). All of these labs are independent of Canarc. Although some of the labs are no longer in business, all of the labs were certified and known in the industry for professional procedures and quality results.

The samples were dried, then crushed (typically >85% 6-mesh), then Jones riffle-split to obtain ½ to 1 pound splits, with the remainder of the crushed reject. The splits were then ring and puck pulverized to 120 to 150 mesh, and stored in a labeled packet.

11.2 Assay Procedures

All of the assays used for the resource estimates were 30 gram (one assay ton) fire assays for total gold, with either A.A. or gravimetric finish.

Some samples were also assayed for cyanide-soluble gold, as a test for suitability for heap leaching with cyanide. These assays were deemed not suitable for estimating the sulfide resource, as the regression coefficient was only 76.5%, which would result in under-estimation of the gold grade (See Figure 17).

11.3 Quality Control (QC)

The assay certificates examined by the Author show that check assays and duplicate/resplit assays were run systematically, with check assays on approximately 5% of the total assays, including approximately 23% of the assays over 0.100 opt. Duplicate assays were run for slightly less than 1% of the total assays, including approximately 14% of the assays over 0.100 opt.

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Fondaway Canyon Technical Report April, 2017

Assay certificates also showed blanks and standards were included in the assay batches by the commercial labs. In the case of American Assay, a lab representative communicated to the Author that, “In 2002, our lab ran batches of 50 samples. Each batch contained one blank, one CRM standard, and four repeat assays, which was industry standard at the time.”

Figure 16: Assay comparison vs Check and Re-split Assays

Original vs Check Assay
Check assay
Au assay
0.9871 R
1160 N
0.0
0.2
0.4
0.6
0.8
1.0
1.2

Original vs Re-split Assay
Resplit/Duplicate as
Au assay
0.9804 R
438 N
0.0
0.2
0.4
0.6
0.8
1.0
1.2

Consistency was good for the check assays and duplicates, with correlations greater than 98% in each case, and regression coefficients of 1.027 for the check assays and 0.979 for the resplit assays, as shown in Figure 16.

Comparison of the limited number of samples assayed by fire assays with both gravimetric and A.A. finish methods gave a correlation of 84% and a regression slope of 1.26, as shown in Figure 17. The Author recommends further comparison of both methods as part of the next drilling program, to determine whether estimation using samples with the A.A. finish method might result in underestimation of gold grades.

Comparison of samples with cyanide soluble assays and fire assays gave a correlation of 88% and a regression slope of 0.76, as shown in Figure 17. There was no effort to separate samples of oxide mineralization from sulfide in this comparison, but the results are consistent with the metallurgical test results with generally low recoveries with standard cyanide leaching. The cyanide soluble assays were not used for estimating the sulfide resources.

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Fondaway Canyon Technical Report April, 2017

The Author recommends that further drill programs include the systematic use of company-submitted blanks and standards, in addition to those included by the labs. The company should also define their own trigger values for gravimetric methods, and for submitting duplicate samples.

Figure 17: Fire assay AA Finish vs Gravimetric and vs CN Soluble

A.A. Finish vs Gravimetric
Au (Gravimetric)
Au Assay (A.A.)
0.8398 R
12 N
0.0
0.2
0.4
0.6
0.8
1.0
1.2

Fire vs CN Assay
Au (Cyanide)
Au Assay (FA)
0.8766 R
185 N
0.0
0.2
0.4
0.6
0.8
1.0
1.2

Through the history of the Fondaway Canyon project, drill programs by different companies, used different labs and reported consistent gold values in the same mineralized zones. In some cases, different labs were used during infill, and often for assays and duplicate assays within the same drilling program, providing additional confidence in the results.

The Authors have confidence that the sample preparation, security, and analytical procedures were all adequate, and that the results can appropriately be used for further analysis and resource estimation.

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12.0 Data Verification

All of the drilling results used for this report are historical. Drilling records from previous programs indicate some 728 holes have been drilled at Fondaway Canyon by various companies, including Core, Reverse Circulation, and air track holes, totaling over 200,000 feet according to some previous reports.

The air track holes were deemed to be unreliable for estimation, and some holes were drilled away from Fondaway Canyon, or were drilled for other purposes. In addition, some records have not yet been found in the historical files. To date, many of the “missing” holes have been determined to have been located well away from the area modeled for this Resource estimate, or were drilled for other purposes.

In all, 591 holes totaling 161,043 feet (49,086m) were validated for Resource estimation, with coordinate information and downhole assays. These included 27,595 feet (8,411m) of core drilling in 49 holes and 133,488 (40,675m) feet of RC drilling in 551 holes.

12.1 Data Collection

The digital data for the Fondaway Canyon project was initially supplied by AIM on a portable hard drive. The information included spreadsheets with the drill collar locations, downhole surveys, downhole geology codes, and assays. The portable drive also included scanned maps and other files in spreadsheet, GIS, and CAD formats.

Additional reports, maps, assay certificates, and other documents were scanned by the Authors from AIM’s files in Helena, MT, with the assistance of Bill Neal, representing AIM.

12.2 Drill Collar Coordinates

Drill collar locations were verified in a number of ways. First, the coordinates were compared to listings in the files maintained by previous mining companies. Some drill programs had the collar coordinates listed on the drill logs for comparison.

Maps from previous exploration programs were scanned and geo-referenced. The drill collar locations on those maps were digitized and compared to the database locations. Any difference over two feet was examined. Through this process, three previously missing collar locations in the 1985 Mill Creek RC drilling were found. Other corrected errors included a shift in location caused by transposed digits in one location, and several incorrect locations due to previous data entry errors.

The great majority of drill collar locations were found to be correct. In cases of disagreement between the various sources, the files were searched for further information. Changes to the database coordinates were only made with sufficient evidence, generally in favor of the earliest contemporaneous records from the mining companies. The few cases of disagreement that could not be resolved were noted for further study.

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Fondaway Canyon Technical Report April, 2017

On the Authors’ site visit in December 2016, coordinates were collected with a Garmin hand-held GPS for plastic pipe marking six reclaimed drill locations. These all plotted within 9 feet of drill locations on the current base map, which the Author considers reasonable for a hand-held GPS in this area.

12.3 Drill Hole Orientation

The initial drill hole orientations, azimuth and inclination were verified several ways. First, the orientations were compared to listings in the files maintained by previous mining companies. The orientations were also compared to the values listed on the drill logs. The orientations were also compared graphically to the drill traces shown on maps from previous exploration programs.

The great majority of orientation data was found to be correct. A few cases where the sources did not agree were resolved after a review of the sources, generally in favor of the drill log and the early maps.

12.4 Downhole Surveys

Downhole surveys for four Homestake core holes were included in the data from AIM. The survey information was verified by comparison to drill compilation data and a data sheet prepared by Tenneco.

Downhole surveys were included in the AIM data for eight of the Tundra core holes. The survey data was verified for those eight holes, and for an additional six of the Tundra holes by comparison to calculation sheets and diagrams found with the drill logs for the holes. Downhole surveys for the remaining 29 Tundra core holes have not yet been found.

Downhole surveys for the eight 2002 NCI core holes were included in the database from AIM. The format was consistent with surveys the Author has previously worked with from International Directional Surveys (IDS). Copies of the original printouts have not yet been found.

None of the RC drill holes had any downhole surveys listed in the AIM data, and no downhole survey information was found in the files.

12. 5 Downhole Assays

The assay data was verified a number of ways. First, the assays were compared to data compilations and listings prepared by the previous mining companies. Then the assays were verified by comparison to scanned assay certificates found in the files. If no assay certificate was found, the assays were verified by comparison to the values entered on the drill logs. Original assay certificates have not yet been found for the Occidental holes or for the Homestake holes.

Through this verification process, it became obvious that some information had been lost in the previously entered assay data. There were negative values such as -1, -2, and -999.99 included in the assay data. These were found to be flag values where the original assay had been recorded as trace or below detection. There were a number of zero values in the assay data. True zeroes are rare on assay certificates, and most of these were found to be no assay at all, or a below detection value that had been converted to zero, or in some cases a low reading that had been truncated to zero.

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Fondaway Canyon Technical Report April, 2017

Some drill programs had been truncated to two decimal places of precision where the original assay had been recorded to three digits (thousandths of opt). Some assays in the database were composites over greater downhole lengths, rather than the original, individual assays.

And finally, only a single value was included in the AIM data for each downhole interval. The check assays and duplicate assays had not been entered for comparison.

In all cases, the Author corrected the assay values in favor of the assay certificate, then the drill log values if no certificate was available. Assay results indicating trace and below detection values were restored. The original precision from the assay certificate was restored where it had been truncated, and the original assay intervals were restored where they had been composited.

Finally, the check assays, duplicate assays, and cyanide soluble assays found on the certificates were entered into the database so that they could be used for Quality Control testing as detailed in Section 11.3.

Overall, the assays for 419 holes, with 25,388 individual assays were verified by comparison to assay certificates or drill logs. That represents 83% of the assays in the database, from 71% of the drill holes. Verification percentages were higher for some of the drill programs. For example, assays were verified for 100% of the 2002 NCI drilling and 100% of the Tundra core holes, 100% of the New Beginnings RC holes, and 100% of the Mill Creek RC holes, and 91% of the Tenneco TF series RC holes.

12. 6 Downhole Geology

Downhole geology was provided by AIM in a spreadsheet containing codes used by two previous mining companies.

To verify the downhole geology, Author Henderson re-logged 2002 NCI core hole 02FC-05 from observations of the stored core at the core storage facility. He re-logged the remainder of the 2002 core by comparing the NCI log sheets with core photos in the files. Through this process, he compiled a list of standard geologic codes and modifiers. He then re-coded the geology for the Homestake and Tundra core holes through a review of their original logs.

The geology for the RC holes in the database was recoded using a global search and replace procedure to convert the old codes to the new ones.

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Fondaway Canyon Technical Report April, 2017

The recoded geology was verified in a variety of ways. First, the initial geology in each hole was plotted in plan, and superimposed on the geologic map. Any differences were resolved in favor of the original log.

The geology was also plotted along the drill trace on the cross sections used to interpret the vein intercepts, as discussed in Section 14.3. A systematic problem was found with a code used by one previous mining company for one of the intrusive units, and used by another mining company for unknown geology. These showed up on the cross sections, and were corrected in favor of the original log. Differences in downhole geology between adjacent holes on the cross section were resolved where possible by reviewing the original logs for the holes. This process was repeated as the sections were replotted to refine the vein intercept interpretations.

Logs were not found in the files for some of the holes, including the RC portions of the 2002 drilling, so those codes could not be verified.

12. 7 Summary

Based on the extensive verification procedures performed by the Author, it is the Author’s opinion that the data is adequate for the purposes used in this technical report, in particular for estimating mineral resources.

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Fondaway Canyon Technical Report April, 2017

13.0 Mineral Processing and Metallurgical Testing

13.1 Historical Tenneco Results

Tenneco operated an open pit mine on the Fondaway Canyon property during the period 1989 to 1990. Some 186,000 tons of oxide ore averaging 0.034 opt were mined and processed, with a reported recovery of approximately 87% (Cohan, 1997).

The ore was crushed in a primary jaw crusher and a secondary cone crusher in an open circuit to minus two inch, then agglomerated. The crushed ore was stacked on the leach pads in 20-foot lifts, then cyanide leached. Gold was recovered from the pregnant solution using a Merrill-Crowe precipitation process (Tenneco, 1990).

13.2 Historical Metallurgical Testing

The Oxide mineralized material at Fondaway Canyon was found to be readily leachable. However, the Sulfide mineralized material contains organic carbon which has the ability to re-absorb gold from solution (“preg-robbing”). In 1988, Tenneco commissioned a Hazen Research testing program to determine the most economical means of recovering gold from the high grade sulfide mineralized material.

Table 7: Hazen 1988 Test Results

Extraction Method	Recovery
Standard Cyanide leaching	< 0.1%
Carbon-in-leach (CIL) leaching	22.4 to 72%

Acidic High-Pressure pre-treatment with CIL	55.1 to 85.4%
Alkaline High Pressure pre-treatment with CIL	62.3 to 69.8%
Chlorine pre-treatment with CIL	50.9 to 59.5%
Nitrate pre-treatment with CIL	36.3 to 75.2%
Air/Caustic pre-treatment with CIL	51.1 to 74.2%
Roasting pre-treatment with CIL (high grade from Colorado area)	79.1 to +88%

Phase III Roasting with CIL (high grade from various veins)	86 to 95%

Hazen concluding that if leaching were to be used; Carbon-in-Leach (CIL) was superior, due to the preg-robbing characteristics of the sulfide material. Hazen also concluded an oxidizing pre-treatment would be required prior to CIL leaching. Roasting was found to be the most effective pre-treatment method, over a range of vein composites and samples. A more detailed description of the Hazen testing can be found in Tenneco (1990), pgs 26-31.

Tenneco also did some preliminary testing on biological oxidation of the sulfides, followed by CIL. They reported recovery rates from 72.3 to 92.8%. Information on the Hazen and Tenneco testing can also be found as Appendices A, B, and C of the Cohan (1997) report.

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Fondaway Canyon Technical Report April, 2017

In late 1990, American Barrick conducted a series of flotation tests on samples collected from the Half Moon vein in the Tenneco adit. The testing was designed to collect the sulfides and organic carbon in two separate concentrates by selectively floating the carbon first, and the sulfides second, leaving “clean” tailings for treatment by direct cyanidation. The results were said to be very encouraging, with 83% of the total gold reporting to the concentrates, and CIL leaching of the flotation tails recovering an additional 12% of the total gold, for an overall recovery ranging from 93 to 95%. See Cohan (1997), pg 24 and tables 17 and 18.

13.3 2016 Aorere Metallurgical Testing

In February 2016, at the AIM core storage facility in Fallon, Nevada, Author Henderson collected 14 specimen-sized core samples from hole 02FC-5. The samples, listed in Table 4, were described and photographed before being sent to Applied Petrologic Services & Research (APSAR) for a Petrologic study. The results of that study were discussed in Sections 7.4 through 7.6, and are detailed in Coote (2016).

In August 2016, Author Simon Henderson collected core samples for metallurgical testing from the AIM core storage facility in Fallon, Nevada. A total of 9 core samples were described, photographed and sent to McClelland Labs for flotation testing. Samples were included from Holes 02FC-2, 02FC-4, and 02FC-5, as shown in Table 8, which were representative of the mineralization in the Half Moon and Paperweight vein systems. The goal was to make a composite grading 0.20 opt or better from the carbonaceous, sulfidic mineralization. The samples totaled 88.5 lbs. The results of the testing were reported to Canarc in McPartland (2017).

Table 8: Core Samples Submitted for Metallurgical Testing, with Original NCI Assay

Initially, each of the individual samples was assayed, with grades ranging from 0.42 to 12.31 g/t Au, and the remaining material from the samples was combined to produce a metallurgical composite. The composite head grade for testing was 5.92 g/t gold, 1.30 g/t silver. The composite also contained 0.12% antimony, 0.84% arsenic, 1.77% sulfide sulfur, and 0.43% organic carbon.

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Fondaway Canyon Technical Report April, 2017

Initial flotation testing included a single test (F-2) to determine response of the composite to bulk sulfide flotation treatment, and another test (F-1) to attempt to differentially float organic carbon, gold bearing minerals, and antimony bearing minerals. Based on results from those tests, a series of tests was conducted to optimize grind size (F-4 thru F-7).

After results from those tests were reviewed, a single kinetic rougher flotation test was conducted (F-3), and a series of tests was conducted to evaluate cleaner flotation of a bulk sulfide rougher concentrate (F-8 thru F-10). Summary results from those tests are shown in Table 9.

Results from the initial bulk sulfide flotation test (F-2) showed that the composite responded reasonably well at an 80%-75µm feed size. The rougher concentrate was 24.2% of the feed weight and recovered 85.4% of the gold, and the cleaner concentrate was 9.7% of the feed weight, assayed 46.7 g/t Au, and represented gold and sulfide sulfur recoveries of 78.6% and 74.4%, respectively.

Table 9: McClelland Summary Flotation Test Results (McPartland, 2017)

An attempt (Test F-l) was made to sequentially float organic carbon, followed by a gold rich pyrite concentrate and finally an antimony rich concentrate. Overall recovery was similar to bulk flotation. Although it was possible to selectively upgrade the targeted minerals in the respective concentrates, the selectivity achieved was not sufficient for a viable process. Extensive further testing would be required to properly evaluate the selective flotation of these targeted components.

A series of tests (F-4 thru F-7) were run to optimize feed size for bulk sulfide flotation. Grinding from 80%-150µm to 80%-75µm improved gold recovery from 75.2% to 83.5%. Further grinding did not improve recovery.

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A kinetic flotation test (F-3) was conducted at an 80%-75pm feed size, to better establish the relationship between flotation time, mass pull, concentrate grade and recoveries. That test employed an initial carbon pre-flotation stage, followed by bulk sulfide flotation. Analysis of the carbon concentrate (4.2% mass pull) confirmed that gold (34.2% of total) and antimony (30.3% of total) tended to report with the naturally floatable organic carbon (35.1% of total). Overall, results from the kinetic flotation test were consistent with those from the initial bulk sulfide flotation test, and showed relatively slow gold and sulfide flotation kinetics.

Cleaner flotation testing (F-8 thru F-10) attempted to improve cleaner flotation recoveries. The best results, F-10, were produced by regrinding the rougher concentrate, and adding additional reagents, resulting in a cleaner concentrate with 71.2% of the gold in 7.8% of the feed weight.

Separate testing was conducted for gravity concentration. The feed was ground to 80%-75µm, then passing the milled sample as a slurry through a Knelson concentrator to produce a rougher concentrate. The rougher concentrate was 2.31% of the feed weight and represented a gold recovery of 20.1%.

The 2016 metallurgical testing provided confidence that the mineralized material tested to date can be treated appropriately to concentrate 79-85% of the gold in less than 10% weight percent via flotation processes. Further testing was recommended of a combined gravity – flotation circuit to determine if any of the gold values recovered by gravity concentration are not otherwise recovered by flotation. Further testing is also needed to determine whether additional gold could be recovered from the flotation tails using cyanide leaching.

The 2016 metallurgical testing did not include any testing of processes for recovering and refining the gold from the flotation concentrates. Further testing is needed before a complete flowsheet can be designed.

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14.0 Mineral Resource Estimates

Tenneco (1990), Cohan (1997), Brady (1997), and Strachan (2003) each produced a technical report which estimated the mineral resources at the Fondaway Canyon Project. These are all considered to be historical resource estimates under current reporting standards. Resource definitions, terminology, and reporting standards have changed significantly over the series of reports. Therefore, these estimates cannot, and should not be relied upon. The details for each resource estimate can be found in the respective reports.

The total resources from each report are summarized in the following tables:

14.1 Early Historical Resources

Tenneco Estimate

The following estimate is historical. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves; and the issuer is not treating the historical estimate as current mineral resources or mineral reserves.

Tenneco reported a “Mining Resource Inventory” (Tenneco, 1990; Table 5, pg 22), which implies that it was restricted to an economic mining limit. The “Proven” and “Probable” categories were combined in that report, and the “Possible” category was reported separately.

The Tenneco resource was estimated using polygonal methods on longitudinal sections for each vein. The resource cutoff was 0.02 opt for the oxide, surface mineable resource, and 0.15 opt, over a minimum true width of 5 feet, for the sulfide, underground mineable resource. In October 1990, the gold price was $380.74 per ounce[6].

Table 10: Tenneco (1990) Mining Resource Inventory (Historical)*

Type	Proven-Probable tons	Au opt	Contained oz	Possible tons	Au opt	Contained oz
Oxide / Open Pit	296,010	0.073	21,740

Sulfide / UG:
Half Moon - Paperweight	224,310	0.227	50,950	204,605	0.220	45,040
Other Areas	130,580	0.328	42,795	249,560	0.296	73,980
Total Sulfide / UG	354,890	0.264	93,745	454,165	0.262	119,020

*This is a historical estimate. A qualified person has not done sufficient work to classify the historical estimate as a NI 43-101 compliant resource. Therefore, the estimate cannot, and should not be relied upon.

[6] Historical gold prices obtained from kitco.com, http://www.kitco.com.

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Cohan Estimate

The following estimate is historical. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves; and the issuer is not treating the historical estimate as current mineral resources or mineral reserves.

Cohan reported “Mining Resources” (Cohan, 1997; Tables 12 and 12A, pg 19), which implies that it was restricted to an economic mining limit. For the most part, Cohan was auditing the Tenneco resources, although he did add resources in some areas. The “Probable” and “Possible” categories were reported separately.

The Cohan resource was estimated using polygonal methods on longitudinal sections for each vein. The resource cutoff was 0.028 opt cyanide soluble assay or 0.040 opt fire assay, with a minimum mining width of 10 feet, for the oxide, surface mineable resource, and 0.15 opt, over a minimum mining width of 8 feet, for the sulfide, underground mineable resource. Cohan reported the mining resources after adjusting tons and grade to reflect mining losses and dilution (10% dilution and 5% mining loss for underground mining, 15% dilution and 10% mining loss for surface mining). In January 1997, the gold price was $354.11 per ounce6.

Cohan examined the oxide, open pit mineable resource, and separately tabulated the portion of that resource outside the WSA boundary, which he presumed could be permitted for open pit mining.

Table 11: Cohan (1997) Mining Resources (Historical)*

Type	Probable tons	Au opt	Contained oz	Possible tons	Au opt	Contained oz
Oxide / Open Pit	325,840	0.093	30,280	294,900	0.059	17,400

Sulfide / UG:	370,860	0.243	90,075	473,910	0.241	114,325
Total Resource	696,700	0.173	120,355	768,810	0.171	131,725

Oxide Outside WSA	285,660	0.079	22,690	283,150	0.059	16,660

*This is a historical estimate. A qualified person has not done sufficient work to classify the historical estimate as a NI 43-101 compliant resource. Therefore, the estimate cannot, and should not be relied upon.

Brady Estimate

The following estimate is historical. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves; and the issuer is not treating the historical estimate as current mineral resources or mineral reserves.

Brady reported “Mineral Resource Potential” (Brady, 1997; pgs 3-4), which he divided into Indicated and Inferred categories. He stated that, “The mineral resource category of Indicated, is

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based on actual drill hole intersections where grade and thickness information is available. The mineral resource category of Inferred is where drill data is lacking but geologic interpretations indicate that a mineral potential is present.”

The Brady resource was estimated using polygonal methods on longitudinal sections. Inspection of the polygons used indicates a radius of influence of approximately 100 to 120 feet, depending on the vein. The cutoff was 0.02 opt for the potential open pit mineralization. The potential sulfide, underground resources were reported at a 0.20 opt cutoff, with a minimum true thickness of 6 feet, except for the relatively flat-lying Deep Dive zone, which employed a 0.10 opt cutoff. In December 1997, the gold price was $288.74 per ounce6.

Table 12: Brady (1997) Mineral Resource Potential (Historical)*

Type	Indicated tons	Au opt	Contained oz	Inferred tons	Au opt	Contained oz
Open Pit	607,804	0.063	38,446	92,970	0.059	5,500

Sulfide / UG:
Half Moon-Paperweight	363,396	0.246	89,335	388,400	0.245	95,075
Other Areas	256,661	0.281	77,391	203,424	0.273	57,287
Total Sulfide / UG	620,057	0.269	166,726	591,824	0.257	152,362
Total Resource	1,227,861	0.167	205,172	684,794	0.231	157,862

* This is a historial estimate. A qualified person has not done sufficient work to classify the historical estimate as a NI 43-101 compliant resource. Therefore, the estimate cannot, and should not be relied upon.

14.2 Master and Strachan Historical Resources

The following estimate is historical. Although a qualified person classified this estimate in an NI 43-101 technical report (Strachan, 2003), the issuer is not treating this historical estimate as current mineral resources or mineral reserves.

Master (2003) wrote an in-house report for Royal Standard Minerals, which verified the Brady resources, and applied some adjustments. Strachan (2003) incorporated Master’s work in an NI 43-101 technical report for Royal Standard. Strachan estimated “Underground Sulfide Gold Resources” (Strachan, 2003; Table 2, pg 18). Strachan did not provide an estimate for the oxide resources.

Master and Strachan estimated the resources using polygonal methods on longitudinal sections, using a radius of influence of 100 feet, adapted from the Brady (1997) estimates. The significant change by Master and Strachan was decreasing the estimated tonnages by 37% and increasing the average grades by 59%, to account for their estimate of the dilution effect of RC drilling.

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Underground sulfide resources were reported at a 0.20 opt cutoff, with a minimum true thickness of 6 feet. Strachan did not include the oxidized, surface mineable resources in his report. In July 2003, the gold price was $351.02 per ounce6.

Table 13: Strachan (2003) Underground Sulfide Gold Resources (Historical)*

Type	Indicated tons	Au opt	Contained oz	Inferred tons	Au opt	Contained oz
Sulfide / UG:
Half Moon-Paperweight	228,919	0.391	89,450	244,692	0.389	95,229
Other Areas	161,697	0.447	77,542	128,157	0.434	57,387
Total Resource	390,616	0.428	166,993	372,849	0.409	152,616

*This is a historical estimate. Although a qualified person classified this estimate in an NI 43-101 technical report (Strachan, 2003), the issuer is not treating this historical estimate as current mineral resources or mineral reserves. Therefore, the estimate should not be relied upon.

Based on the Author’s inspection of the results, Masters and Strachan applied these adjustments mathematically to all of the estimated veins. It can be seen that decreasing the tonnage by 37% and increasing the grade by 59% yields the same number of estimated ounces.

It is the Author’s opinion that some dilution does result from RC drilling, with sampling split by standard lengths rather than split on geology. However, if an adjustment is to be made, it would need to be made hole by hole, intercept by intercept, rather than as a “one size fits all” mathematical adjustment. This is discussed in more detail in Section 14.3.

14.3 2016 Resource Estimate

The mineralization estimated for the Fondaway Canyon project is classified as mineral resources under National Instrument 43-101, using the definitions as adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM).

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling (CIM, 2014).

The terms Measured, Indicated, and Inferred Resources are defined by the CIM as follows:

Measured Mineral Resource - A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

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Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

Indicated Mineral Resource - An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Inferred Mineral Resource - An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Data Preparation

a)	Mineralized Intervals

Tenneco (1990) and Brady (1997) both included tables of vein intercepts in their reports. Each vein intercept listed a vein, the average grade, and an estimate of the true thickness of the mineralized interval. Those mineralized intervals were used by Brady for his resource estimates.

Starting with that interpretation, the Author plotted a series of cross sections perpendicular to the east-northeast trend of the veins, and picked additional mineralized intervals, starting with an attempt to find intervals that averaged greater than 0.10 opt Au. Internal assays less than 0.10 were allowed, so long as the average for the entire interval remained greater than or equal to 0.10 opt. Adjacent assays between 0.09 and 0.10 opt were also included in the picked interval. Each new interval was added to the list, and assigned a vein code, interpreted from the previously code intervals on the section, and the surface trace of the vein outcrops, digitized form the Brady 1”=50’ maps.

Mineralized intervals were first picked for the 2002 NCI drill holes, which were not used for any of the previous resource estimates. In some holes, these new intervals were significantly deeper than previous mineralized intervals on the section for the particular vein. For example, core hole 02FC-4, shown in Figure 14, has an intercept for the Paperweight (PW) vein from 870 to 880 ft grading 0.228 opt Au, and an intercept for the West Paperweight (WP) vein from 901 to 920 ft grading 0.201 opt Au, ending at an elevation of 4172 ft, some 850 ft (259m) deeper than previously intercepted on that section.

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Mineralized intervals were also picked and assigned vein codes for other holes that had not been used previously, including some that had been added to the database through the data validation process. After each review of the sections, adding new mineralized intervals and changing the vein codes to make the interpretation more consistent, the sections were replotted and reviewed again.

Finally, some holes had mineralized intervals that appeared to correlate with the veins, but did not meet the 0.10 opt Au target. In that case, the interval was interpreted to be a valid, but lower grade intercept with the vein, and was added to the list.

In all, 434 vein intercepts were interpreted and assigned one of 17 named veins. Twelve of the named veins had a sufficient number of intercepts in the sulfide mineralization for resource estimation.

b)	Composites

The assays for each vein intercept were composited to obtain an average grade. The direction of the drill hole trace was used to convert downhole length of the intercept to a horizontal thickness. For the vertical holes, a horizontal thickness was derived from the interpreted average dip of the vein system.

During the compositing process, the assays above and below the vein intercept were also stored, for later use as dilutant grades if the intercept was expanded to meet the minimum thickness constraint.

c)	Adjusted Width

Although a specific underground mining method has not been selected, a minimum horizontal width of 6 ft (1.8m) was assumed to be reasonable for eventual economic extraction. Any vein intercept composite with a horizontal width less than 6 ft was adjusted to 6 ft. In that case, the grade was adjusted using the greater of the assays above and below the intercept for the dilutant grade. This presents little risk of overestimating the adjusted grade, since the core assay intervals split on visually recognizable mineralization boundaries show sharp breaks in the assayed grades.

d)	Capping

No capping or cutting of grades was applied. The assayed grades were found to be very consistent when compared to check assays and duplicate assays, as well as between twinned holes. The consistency in assay results was interpreted as being due to the very fine-grained nature of the gold mineralization (1 to 10 µm per Coote). This consistency provided confidence that the higher grade assays were reasonable.

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Estimation Methodology

The Mineral Resource was estimated for each vein using polygonal estimation on drill intercepts projected onto a vertical long-section parallel to the average strike direction of that vein. Techbase Version 2015 software was used to perform the estimation.

a)	Polygonal Estimation

Polygonal estimation was chosen by the Author as a robust method for estimating the global mineral resources at Fondaway Canyon, considering both the nature of the deposit and the currently available data. The multiple, sub-parallel veins and splays in the mineralized system introduce the risk of mis-correlation without further drilling and interpretation. The majority of the historical drilling data was RC, without downhole surveys, introducing uncertainty as to position and true thickness.

The polygonal methodology used for this estimate is less sensitive than other methods to these risks. Since each intercept is counted only once, if it is counted with the wrong vein, then the totals should not be significantly affected. If the RC drilling results in an intercept diluted to a greater thickness at a lower grade, then the total ounces projected from that intercept should not be significantly affected.

The polygonal estimation method was also the method used for all of the historical resource estimates, including the previous, NI 43-101 compliant technical report (Strachan, 2003), making it possible to directly compare the results.

b)	Vertical Plane

The average strike direction for each vein was estimated using a best-fit plane using the centroids of the vein intercepts. A vertical plane was then oriented in the average strike direction. The estimation for volume then proceeded in terms of area on the vertical plane and horizontal thickness. This simplified the calculations, since area on a vertical area times horizontal thickness can be shown to be equal to area on the inclined plane times true thickness.

The centroid of each vein intercept was projected onto the vertical section, with projected coordinates of distance from the origin of the section and elevation.

c)	Area of Influence Polygons

The Author chose a radius of 100 ft (30.5m) to estimate the Indicated resources, consistent with previous reports. Area-of-influence (Voronoi) polygons were initialized with a 100 ft circle centered on each intercept. Where two intercepts were closer than 100 ft, their respective polygons were truncated along the perpendicular bisector between the two points. The polygons were then truncated at the topographic surface, and at faults interpreted to limit the extent of the mineralization.

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See Figure 18 and Figure 19 for examples of the area of influence polygons for the Paperweight, Half Moon and West Paperweight veins. The white polygons have a grade less than 0.10 opt Au, the blue polygons have a grade between 0.10 and 0.15 opt Au, the purple polygons have a grade between 0.15 and 0.20 opt Au, and the magenta polygons have an average grade greater than 0.20 opt Au.

d)	Grade and Tons

The area of each polygon was multiplied by the horizontal thickness of the drill intercept, adjusted to a minimum of 6 ft, and then by density to get estimated tons. The estimated gold grade for each polygon was the length-weighted average of the drill hole assays in the intercept, adjusted using the dilutant grade if the horizontal thickness had been adjusted.

e)	Inferred Resources

To estimate the Inferred resources, the polygons from the individual vein intercepts were expanded to a 300 ft (91.4m) radius, then merged and manually smoothed. The Inferred polygon was truncated at the topographic surface, and at faults interpreted to limit the extent of the mineralization. The individual, 100 ft area of influence polygons were subtracted, leaving a “halo” of influence with the 100 ft inner radius and a 300 ft outer radius.

At any cutoff, some of the Indicated polygons passed the cutoff, and some did not. The ratio of the area of the polygons with grade passing the cutoff to the total area of all the polygons was calculated as a “success ratio.” The Author assumed that future exploration success in the unknown, Inferred areas would be the same as in the known, Indicated areas. The Inferred tonnage was estimated by multiplying the Inferred halo area times the average, adjusted thickness of the vein intercepts that passed the cutoff, and then by density. The Inferred grade was estimated to be the tonnage-weighted average of the adjusted grades passing the cutoff.

See Figure 18 and Figure 19 for examples of the Inferred halo polygons, shown as the green hatched areas. At the 0.10 opt Au cutoff, the success ratio for the Paperweight (PW) vein is 65.6% by area, so the Inferred resource was estimated for only 65.6% of the green hatched polygon. The success ratios for the Half Moon (HM) and West Paperweight (WP) veins are 73.5% and 60.7%, respectively.

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Figure 18: AOI Polygons for Paperweight (PW) Vein

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Figure 19: AOI Polygons for the Half Moon (HM) and West Paperweight (WP) Veins

Density

The Resource tonnages are reported on a dry basis. Assays used for the estimates were reported on a dry basis, and the density used for the rock mass was measured by previous operators on a dry basis. No separate value was available for the moisture content.

A previous report (Cohan, 1997) summarized the testing of seven core samples of mineralized graphitic shale for apparent specific gravity. The results ranged from 2.60 to 3.01, with a reported average of 2.78. There is no discussion on the testing technique or whether the tests were done at a commercial lab or in-house. He then accepted the 2.56 value use by previous authors in his estimates, noting the lower value would account for discontinuities in the rock mass.

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Table 14: Specific Gravity from Cohan (1997)

The T-20 core hole, used for four of the tests, was drilled in the Half Moon area. Core holes T-11 and T-14 were drilled in the Hamburger Hill area. Further testing would be required to determine if these values are representative of all veins in all areas.

For the 2016 estimate, the specific gravity of 2.56 (specific volume of 12.5 ft3/ton) was chosen by the Author as a conservative estimate for the specific gravity.

Cut-off Grade

The trailing three year average gold price was $1,2256 per ounce as of December 31, 2016. This is significantly higher than the prevailing prices when the Brady (1997) and Strachan (2003) resource estimates were reported. In December 1997, the gold price was $288.74 per ounce6, and in July 2003, the gold price was $351.02 per ounce6. The higher gold price allows a lower reporting cutoff to be used compared to the previous estimates.

A processing plant has not been designed for the Fondaway Canyon project, so expected recoveries and associated costs have not been estimated. However, encouraging metallurgical test results have been reported, with total recoveries up to 95%. Based on the metallurgical test results, the Author believes a 90% gold recovery rate could reasonably be achieved.

A mine plan has not been developed for the Fondaway Canyon project, so detailed capital and operating costs have not yet been estimated. In order to estimate a cutoff grade, the Author turned to costs estimated for the Golden Quail project (Reseigh, 2014). Golden Quail is a steeply-dipping vein system with a mineable resource of 680,000 tons averaging 0.198 opt, so it had a similar geometry and grade, with smaller size and expected mine life. The US Consumer Price Index (CPI) has only escalated by less than 2% since that estimate[7], so no effort was made to escalate the costs.

[7] Per the US Bureau of Labor Statistics, CPI for April, 2014 was 237.072. The December, 2016 CPI was 241.432.

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The costs for mining and backfilling, processing, ancillary operations, and administrative overhead were estimated to total $127.75 per ton for a 500 tpd operation. The fully burdened break even cutoff grade was then estimated to be 0.123 opt Au. Removing the overhead costs, the total cash cost was estimated to be $100.70 per ton, giving an internal cutoff grade of 0.097 opt Au. An eventual production rate greater than 500 tpd would likely result in lower costs per ton, and a lower cutoff.

The Mineral Resources reporting cutoff was set at 0.100 opt Au (3.43 g/t), over a minimum horizontal width of 6 ft (1.8m). This cutoff grade was estimated using a total mining and processing cost of $127.75 per ton and cash cost of $100.70 per ton, a three-year trailing average price of $1,225 as of December 31, 2016, a metallurgical recovery of 90%, and an underground mining method suitable for steeply-dipping veins, such as blasthole stoping or long hole sublevel stoping.

Resource Classification

The Mineral Resources were classified as Indicated and Inferred Mineral Resource based on data quality, sample spacing, and lode continuity. The Indicated Mineral Resource was estimated within a 100 ft radius of influence from the vein drill intercepts, on a vertical plane parallel to the strike of the vein.

For veins with good continuity of mineralization in outcrop and drilling, the Inferred Mineral Resource was estimated for a region greater than the 100 ft radius, and within a 300 ft radius of influence from the vein drill intercepts. No Inferred Mineral Resources were estimated for the minor veins that were intersected in drilling but that had fewer, more isolated intercepts.

The Author did not classify any of the estimated resources as a Measured Mineral Resource due to the predominance of RC drilling data with fixed, five-foot assay intervals, and without downhole surveys. Thus, precise positional and true thickness information is lacking to support detailed mine planning.

Resource Estimates

Estimated Indicated and Inferred Resources were tabulated for each of twelve identified veins, and reported at a cutoff of 0.10 opt (3.43 g/t) over a minimum horizontal width of 6 ft (1.8m).

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Table 15: Sulfide Resources Estimated for Each Vein

Estimated Resources by Vein

Zone	Indicated tons[6]	Au opt	Au oz[3]	Inferred tons[6]	Au opt	Au oz[3]
Half Moon	467,000	0.186	86,800	640,000	0.19	119,000
Hanging Wall	47,000	0.156	7,300			
Half Moon total:	**514,000**	**0.183**	**94,100**	**640,000**	**0.19**	**119,000**
Paperweight	659,000	0.179	118,100	1,100,000	0.18	196,000
Paperweight Footwall	152,000	0.192	29,200			
White Coat	105,000	0.161	17,000	330,000	0.16	53,000
Bellview	118,000	0.158	18,700	160,000	0.16	26,000
W Paperweight	131,000	0.203	26,600	250,000	0.20	51,000
Paperweight total:	**1,165,000**	**0.180**	**209,600**	**1,840,000**	**0.18**	**326,000**
Colorado	228,000	0.223	50,800	490,000	0.22	109,000
Colorado Footwall	54,000	0.133	7,200			
Colorado West	111,000	0.129	14,400			
Colorado total:	**393,000**	**0.184**	**72,400**	**490,000**	**0.22**	**109,000**
Hamburger Hill	135,000	0.193	26,100	480,000	0.19	93,000
Silica Ridge (M)	56,000	0.112	6,300	100,000	0.11	11,000
Other total:	**191,000**	**0.169**	**32,400**	**580,000**	**0.18**	**104,000**
Total Resource	**2,260,000**	**0.180**	**409,000**	**3,600,000**	**0.19**	**660,000**

[1] CIM Definition Standards were followed for the Mineral Resource estimates.

[2] Mineral Resources were estimated using the polygonal modeling method.

[3] Rounding differences may occur.

[4] For the purpose of the resource estimation, no grade capping was applied.

[5] Metal price for the Mineral Resource estimates was $1,225 per ounce Au, the trailing three-year average on December 31, 2016.

[6] The minimum reporting cutoff was 0.10 opt Au (3.43 g/t), over a minimum horizontal width of 6 ft (1.8m).

[7] A specific gravity of 2.56 (specific volume of 12.5 ft3/ton) was used to convert volume to

[8] Mineral Resources were estimated from the surface to approximately 1,000 ft (305m)

[9] Mineral Resources are classified as Indicated and Inferred based on drill hole location, interpreted geologic continuity and quality of data.

[10] Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no certainty that all or any part of the Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

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The 2016 estimate for the sulfide resources at Fondaway Canyon includes an Indicated resource estimate of 2.26 million tons, averaging 0.181 opt Au, and containing 409,000 ounces Au, plus an Inferred resource estimate of 3.6 million tons averaging 0.19 opt Au, and containing 660,000 ounces Au. No estimate was made for the shallow, oxide resources.

The 2016 estimate for the sulfide resources at Fondaway Canyon, at a cutoff of 0.10 opt Au, includes an Indicated resource estimate of 2.26 million tons, averaging 0.181 opt Au, and containing 409,000 ounces of gold, plus an Inferred resource estimate of 3.60 million tons averaging 0.185 opt Au, and containing 660,000 ounces Au. No estimate was made for the shallow, oxide resources.

Table 16: Sulfide Resources Summarized

Estimated Resources Summary

Resource Category	Tons[6]	Au opt	Ounces oz-Au[3]	Tonnes[6]	Au g/t	Ounces oz-Au[3]
Indicated	2,260,000	0.180	409,000	2,050,000	6.18	409,000
Inferred	3,600,000	0.19	660,000	3,200,000	6.4	660,000

1 CIM Definition Standards were followed for the Mineral Resource estimates.

2 Mineral Resources were estimated using the polygonal modeling method.

3 Rounding differences may occur.

4 For the purpose of the resource estimation, no grade capping was applied.

5 Metal price for the Mineral Resource estimates was $1,225 per ounce Au, the trailing three-year average on December 31, 2016.

6 The minimum reporting cutoff was 0.10 opt Au (3.43 g/t), over a minimum horizontal width of 6 ft (1.8m).

7 A specific gravity of 2.56 (specific volume of 12.5 ft^3/ton) was used to convert volume to

8 Mineral Resources were estimated from the surface to approximately 1,000 ft (305m)

9 Mineral Resources are classified as Indicated and Inferred based on drill hole location, interpreted geologic continuity and quality of data.

10 Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no certainty that all or any part of the Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

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Table 17: Fondaway Canyon Vein Systems with Resources

Fondaway Canyon Gold Project
Nevada USA
396,000 mE
4,406,000 mN
Access Road
Line
Stillwater WSA
Region
Mineral Claims
Region
Geology
0
Quartzite
Dyke
Tertiary Volcanics
Dyke
Jurassic Limestone
Intrusive andesite
Shale
Granite
Alluvium
Colorado
72,400 oz Au Indicated
109,500 oz Au Inferred
Paperweight
209,600 oz Au Indicated
325,700 oz Au Inferred
Hamburger Hill
26,100 oz Au Indicated
93,400 oz Au Inferred
Half Moon
94,100 oz Au Indicated
119,400 oz Au Inferred
Silica Ridge
6,300 oz Au Indicated
11,000 oz Au Inferred
N
0
250
500
meters
Winnemucca
Elko
Fondaway Canyon
Gold Project
Reno
NEVADA
Las Vegas

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To determine the sensitivity of the estimated resources to cutoff grade, and for easier comparison with historical resource estimates, the Indicated Resources were also estimated using cutoffs of 0.15 opt (5.14 g/t) and 0.20 opt Au (6.85 g/t).

Table 18: Indicated Resources at Various Cutoffs

Comparison with Previous Estimates

The 2016 Indicated resource estimate is 2.26 million tons, grading 0.181 opt Au, and containing 409,000 ounces of gold, at a cutoff of 0.10 opt Au. This is 3.6 times the tons and 2.5 times the ounces estimated by Brady (1997). The estimation method was the same as used previously, so the most obvious differences are the reporting cutoff and the number of vein intercepts used.

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Brady estimated the resources using a cutoff of 0.20 opt Au. At a 0.20 opt cutoff, the 2016 estimated Indicated resources of 685,00 tons, grading 0.284 opt Au, and containing 195,000 ounces of gold, contain only 10% more tons and 17% more ounces than the Brady estimate, with a slightly higher average grade of 0.284 opt vs 0.269 for Brady. The 2016 estimate of Indicated resources at a 0.20 opt cutoff also contains 17% more ounces than the Strachan estimate, which was based on Brady. Those differences in the Indicated resources are entirely reasonable given the additional drill holes used for the 2016 estimates, especially the deeper core drilling from 2002.

The Inferred resources are significantly greater than in previous reports. The new, deeper drilling, in some cases intercepting the veins 400 to 800 feet deeper than previous drilling, and the use of additional drill holes along strike, extending the known mineralization hundreds of feet laterally, justified using a greater, 300 ft radius for the Inferred resource.

Risks and opportunities

Portions of the estimated mineral resources are within the boundary of the Stillwater WSA, and some areas for potential expansion of the resources along strike are within the boundary. Although the BLM recommended the entire WSA for non-wilderness classification, the BLM continues to administer it as a study area until the US Congress acts to finalize the status. This could introduce more stringent permitting requirements, and could delay permits for portions of future exploration programs or for future mining that encroached into the WSA.

If the WSA status is resolved in the future, or if an agreement can be reached with the BLM regarding the grandfathered rights granted previously, an opportunity exists to significantly expand the resources with surface mineable oxide resources and deeper sulfide resources in the Colorado, Packrat, and Mid-realm exploration targets.

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15.0 Mineral Reserve Estimates

Proven or Probable Reserves cannot be stated under NI 43-101 Technical Report requirements at this time. At least a pre-feasibility study is necessary to estimate a Mineral Reserve. A pre-feasibility study will require additional drilling, metallurgical testing, and geotechnical testing, followed by mine planning and capital cost and operating cost estimation.

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16.0 Mining Methods

Fondaway Canyon is an early stage project and there has not been any study of mining methods.

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17.0 Recovery Methods

The oxide ores at Fondaway Canyon are readily leachable using a standard cyanide heap leach combined with a Merrill Crowe plant. Tenneco used this process their mining in 1989-1990, and reported a total recovery of approximately 87%. However, sulfide mineralized materials at Fondaway Canyon are refractory and contain organic material, and are known to be “preg-robbing” in tests of a standard cyanide heap leach with a Merrill Crowe plant.

Metallurgical testing conducted by Hazen Research Inc in 1988 and 1989 showed that acceptable recoveries from the sulfide material could be obtained by using an oxidizing pre-treatment, followed by CIL leaching, with recoveries of 86 to 95%. Testing by Barrick Gold in 1990 of an alternative process using a two-product flotation circuit, producing a carbon concentrate, then a sulfide concentrate, followed by CIL leaching of the flotation tails, yielded combined total recoveries from 93 to 95%.

Further metallurgical testing and design work will be needed in order to design the most cost-effective processing method. A processing method for Fondaway Canyon has not been selected.

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18.0 Project Infrastructure

There is no infrastructure on site. Fondaway Canyon is an early stage project and there has not been any study of Infrastructure requirements.

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19.0 Marketing Studies and Contracts

The Fondaway Canyon Project anticipates producing only gold with some byproduct silver. No marketing activities are anticipated to be required. Certain additional metals, such as Tungsten, are known to be present on the property. These metals have not been sampled sufficiently to be included in any economic analysis.

Canarc has not entered into any contracts for Fondaway Canyon project development, and has not entered into any contracts for sales or hedging agreements. The Author is not aware of any negotiations underway for such contracts.

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20.0 Environmental Studies, Permitting and Social or Community Impact

20.1 Permitting Status

A portion of the Fondaway Canyon property was mined by Tenneco Minerals from 1989-1990. The disturbance from the Tenneco mining was reclaimed in the early 2000’s according to the requirements of their reclamation plan, and their reclamation bond was released in 2004 (Williams, 2005). Subsequent to that, four exploration Notices were filed with the BLM with minimal disturbance, most recently in 2014. All of these Notices have been closed by the BLM, based on LR 2000 data. Currently there are no authorized or permitted actions on the project (DeLong, 2017).

Currently there are two water rights permits with the Nevada Division of Water Resources (52442 and 52786) existing within the vicinity of the Project for a total of 72.803 acre-feet per year. These rights are controlled by Fisk/Robertson Mining and are tied to two wells with the same place and manner of use. One well is located in the SW ¼ of the SE ¼ of Section 6, T22N, R34E. The second well is located in the NW ¼ of the SW ¼ of Section 1, T22N, R33E. The place of use for both of these water rights is in the W ½ of the SW ¼ of Section 1, and the NE ¼ of the SE ¼ of Section 2, T22N, R33E. The manner of use is mining and milling (DeLong, 2017). The use of this water for exploration and mining activities is included in the Fisk lease.

20.2 Future Permitting Requirements

Drilling and bulk sampling programs that create surface disturbance of less than five acres are “Notice level” activities with the BLM. Once the Notice is approved, a reclamation bond is set, and the work can proceed. When reclamation is complete, the bond is released. DeLong (2017) recommended the following activities to prepare the approval for an exploration drilling program:

1. Develop a GIS-based map showing the WSA boundary and all existing roads and disturbances in the vicinity of the Project.

2. Identify generally where drilling operations will be conducted.

3. Meet with the BLM to discuss the history and status of the Project. This meeting should focus on the unique history and documentation for the Project, which should govern how future exploration and mining operations would be authorized by the BLM. Also, review the necessary documentation that will need to be submitted to the BLM for the future activities on the Project.

4. Submit a Notice for those drilling activities that would occur outside the WSA.

5. Develop sufficient documentation for the BLM to authorize those drilling activities within the WSA.

For future mining activities, a well-defined permitting process includes Federal, State, and County permits. An Environmental Assessment (EA) or Environmental Impact Statement (EIS) will be required. Other major required permits include an Air Quality Permit, Water Pollution Control Permit, and a Storm Water Permit. A Special Use Permit is required from Churchill County.

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In Mr. DeLong’s experience, an EA usually takes 12 to 18 months, while an EIS can “optimistically” take four years. Permitting costs are expected to be on the order of $1 million per year. Key issues that can shorten the permitting timeline, and reduce costs:

•	Engage the BLM, Nevada Division of Environmental Protection (NDEP), and County regulators early.
•	Pay attention to seasonal requirements for baseline studies. For example, if a specific wildlife study must be done in the spring, the earliest that it can be started is next year.
•	Pay attention to studies with long lead times. For example, a study of acid generating potential for waste dumps or mill tails typically requires 26 weeks.
•	Collecting data as you go can avoid making a special effort later. For example, if water is encountered while drilling, make sure to record the static water level and have samples tested for water quality.

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21.0 Capital and Operating Costs

The Fondaway Canyon Project is an early stage project and detailed capital and operating costs have not been estimated.

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22.0 Economic Analysis

The Fondaway Canyon Project is an early stage project and no economic analysis has been completed.

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23.0 Adjacent Properties

There are no adjacent mineral properties.

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24.0 Other Relevant Data and Information

The Authors are not aware of any additional information that is relevant to the understanding of this technical report.

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25.0 Interpretation and Conclusions

A significant amount of work has been done at the Fondaway Canyon project.

25.1 Interpretation

At Fondaway Canyon, gold Mineralization is localized along over 2 miles of en echelon, east-northeast trending and steeply south dipping structures developed within fine grained Triassic carbonaceous siliciclastic sedimentary rocks and Jurassic limestone, cut by Tertiary dikes.

To date, resources have been estimated for 12 named veins. The bulk of the resources are hosted by the Paperweight, Half-moon, and Colorado zones, with the remainder in parallel veins or splays of the major veins. The most persistent vein strike length is 3,700 feet on the combined Paperweight – Hamburger Hill zones, and the down-dip extent of the gold mineralization is greater than 1,000 feet based on the drilling by NCI. Vein width is commonly 5 - 20 feet.

25.2 Resources

The 2016 estimate for the sulfide resources at Fondaway Canyon, at a cutoff of 0.10 opt Au, includes an Indicated resource estimate of 2.26 million tons, averaging 0.181 opt Au (6.18 g/t), and containing 409,000 ounces Au, plus an Inferred resource estimate of 3.6 million tons averaging 0.19 opt Au (6.4 g/t), and containing 660,000 ounces Au. No estimate was made for the shallow, oxide resources.

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Table 19: Summary of Estimated Resources

25.3 Opportunities

The geologic interpretation and modeling for the 2016 Resource estimates have identified opportunities to increase the confidence in existing structures both along strike and at depth. In the Authors’ opinion the probability of the success of such endeavors is high, as the predominant basis of uncertainty is paucity in appropriately orientated drilling.

Several additional sub-parallel and oblique structures coincident with surface gold anomalies also have high prospectivity, and have not been drill tested to date.

All of the estimated Resources in this report relate to the high grade, sulfide vein mineralization in the eastern half of the project area. A significant body of work remains to integrate the western portion of the project area, which has a correspondingly sparse and predominantly shallow drill history, along a 1 mile corridor to the South Mouth zone, the area of previous surface mining. This corridor has detailed rock and soil geochemistry, with several areas of highly anomalous gold geochemistry suggesting continuity of gold mineralization through this zone.

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No attention has been paid to the South Mouth zone itself, where mining excavated the shallow oxide mineralization, but did not address the apparent continuity of mineralization projecting at depth. Insufficient deeper drilling exists to characterize the deeper, sulfide resource.

The 2002 NCI drilling intercepted mineralized zones with two holes drilled in the pediment west of the South Mouth pit. These results should be followed up with additional drilling to determine if a bulk tonnage, disseminated gold deposit exists in that area, or potentially offset extensions of the Fondaway Canyon vein systems.

25. 4 Metallurgy

There is significant metallurgical testing completed recently and historically (including sizeable underground bulk sampling). Historical, promising test results included using an oxidizing pre-treatment, followed by CIL leaching, with recoveries up to 86 to 95%. Other historical tests used a two-product flotation circuit, producing a carbon concentrate, then a sulfide concentrate, followed by CIL leaching of the flotation tails, producing combined total recoveries from 93 to 95%.

The 2016 metallurgical testing provided confidence that the mineralized material tested to date can be treated appropriately to concentrate 79-85% of the gold in less than 10% weight percent via flotation processes. Test results indicate that additional gold might be recovered by incorporating a gravity circuit, and also through treatment of the tails with conventional cyanidation methods.

The 2016 testing did not include tests of any processes for recovering and refining the gold from the flotation concentrates. Further testing is recommended to find the most cost-effective flowsheet for future mining.

25. 5 Stillwater WSA

The Stillwater WSA has created some uncertainty in the past about how it might limit the project. The BLM recommendation that determined it was “not wilderness” (BLM, 1897) and the BLM’s acknowledgement of grandfathered rights for exploration and mining (BLM, 1983) provided a way forward. Multiple drilling campaigns at Fondaway Canyon, by different companies, have been fully permitted and conducted with minimal disturbance within the WSA boundary.

25. 6 Conclusion

The Fondaway Canyon Project contains a well-explored mineral deposit, with significant potential for additional discovery. In the Authors’ opinion, some of that potential has not been realized due to multiple changes in management over the life of the project, and to operational uncertainties because of its proximity to the adjacent Stillwater WSA. To date, the available data from the various sources has not been sufficiently well-integrated, and consequently much of it has not been exploited for maximum exploration success.

Based on the Mineral Resource estimates, the opportunities for additional discovery, and the encouraging metallurgical results, it is the Authors’ opinion that the project has the potential to develop into a profitable mining operation.

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26.0 Recommendations

The Authors recommend a phased program of preparatory work, including mapping and modeling, followed by core and RC drilling to extend and improve the reliability and confidence in the estimated resources, test potential new resources, and provide a basis for collection of additional metallurgical, geotechnical and environmental data to support a future mine feasibility study.

26.1 Preparatory Activities

In preparation for further exploration, the Authors recommend:

•	Professional surveyors should be retained to locate and establish control points, and to calibrate a differential GPS to provide high-precision location information for future exploration and planning activities.
•	Commission a current, high definition, color ortho-photography base map for the project area. Include a reasonable buffer for possible expansion of the project. Include a detailed digital terrain model for future planning.
•	Complete the process of data compilation and QA/QC of all historical data into an integrated database to support future exploration and analysis.
•	Conduct a field mapping program to validate and add information to the previous mapping. Pay particular attention to the detailed structural relationships between the mineralized east-northeast trending, mineralized structures and the cross-cutting faults and dikes. Create a GIS based, detailed geologic map, integrating all available information.
•	Conduct geophysical mapping, specifically ground magnetics at high resolution. This will assist in detailing the intrusive dike relationships with both the orientation and timing of mineralizing and intrusive events. This will also assist in outlining the likely location of granitic intrusives at depth, and the likelihood of a direct relationship with the mineralization.
•	Engage a permitting consultant to coordinate introductory meetings with the BLM and other regulators, and to build permit compliance and reporting into future exploration and drilling activities.

26.2 Drilling Activities

The result of preparatory work will produce an updated three dimensional structural model of the mineralization. The model will enable targeted drilling to extend and upgrade the estimated resources along strike and down dip, and also to target zones with enhanced thickness and grade along structural intersections. Information from this targeted drilling will also be useful for planning further exploration westward through the Packrat – Mid Realm area, to South Mouth and the western pediment anomalies.

Design and prioritize specific holes for the proposed drilling program, taking care to use existing disturbance areas for drill locations wherever possible. Keep new disturbance under five acres, and permit with the BLM as a Notice level activity.

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26.3 Analysis and Reporting

With the updated three-dimensional structural interpretation and new drill results, a technical report could be written to include a new resource estimate, or to include a preliminary economic assessment. New recommendations would be written at that time for the further development of the project.

26.4 Costs

The proposed budget for these recommended, Phase 1 activities, through the first round of drilling and analysis, and including annual holding costs, is approximately $1.87 million, as shown in Table 20 . Sources for these estimated costs are included in Appendix B. Canarc costs for administration and supervision are not included.

Table 20: Phase 1 Exploration Costs

Item	Description	Estimated Cost[1]
	Annual Costs
1	Claim fees	$22,508
2	Fisk Advance Royalty	$35,000
	annual costs sub-total	$57,500[1]

	Preparatory Activities
3	Landman title search and opinion letter	$3,000
4	Surveying and updated aerial photography	$31,000
5	Data compilation, QA/QC	$54,000
6	Field mapping	$27,000
7	Ground magnetic survey	$35,000
8	Permitting consultation	$5,000
	preparatory work sub-total	$155,000[1]

	Drilling Program
9	Drill program design	$17,000
10	Notice level permitting (BLM)	$5,000
11	Drill 15 core holes, total 12,000 ft (3,658 m)	$1,200,000
12	Drill 15 RC holes, total 12,000 ft (3,658 m)	$360,000
	drilling program sub-total	$1,582,000

	Analysis
13	Update 3D geologic model and resource estimate	$40,000
14	Produce technical report with updated resource	$38,000
	Analysis total	$78,000

	Total estimated phase 1 cost	$1,873,000[1]
[1]Estimated totals have been rounded

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27.0 References

Akright, R.L.; April 1983; Fondaway Canyon Gold Project Progress Report; internal report for Tundra

BLM; July 1983; Determination of Grandfathered Rights; memo to file for Tundra Gold Mines Limited

BLM; 1987; Lahontan Wilderness Recommendations Final Environmental Impact Statement

Brady, M.; December 1997; Geology and Exploration Potential of the Fondaway Canyon Property, Churchill County, Nevada; report for Stillwater Gold and Tungsten Ltd

CIM; May 2014; CIM Definition Standards for Mineral Resources and Mineral Reserves; prepared by the CIM Standing Committee on Reserve Definitions

Cohan, W.T. and Associates; January 1997; Engineering and Valuation Report, Fondaway Canyon Gold Project, Churchill County, Nevada; report for Consolidated Granby Resources Ltd

Coote, A; September 2016; Petrologic Studies of Drill Core from the Fondaway Canyon Gold Deposit; APSAR Report 92002 for Aorere Resources Ltd

Crafford, E.J.; 2007; Geologic Map of Nevada; USGS Data Series 249

DeLong, R; March 2017; Fondaway Canyon Project – Permit Status and Acquisition; memo to Canarc Resource Corp

Descarreaux, J.; September 1984; Report on the Fondaway Property, Churchill County, NV; report for Tundra Gold Mines

Fitch, D. CPG; April 1997; Report on the Fondaway Canyon Gold Property, Churchill County, Nevada; report for Consolidated Granby Resources Ltd

Hazen; December, 1989; Fondaway Canyon Project Phase 4 Investigations; report for Tenneco Minerals

Master, T.; July 2003; An Evaluation of the Fondaway Canyon Property, Churchill County, Nevada (Revised); internal report for Royal Standard Minerals Inc.

McPartland, J.; March 2017; Report on Laboratory Scale Flotation and Gravity Concentration Testing – Fondaway Canyon Drill Core; report for Canarc Resource Corp

Mildren, N.; March 2017; Updated Title Review, American Innovative Minerals Properties; memo to Canarc Resource Corp

Munroe, J.S.; June 2013; Fondaway Canyon: Exploration Activity and Permitting Status; memo to D. Strachan

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Nevada Contact; September 2002; Nevada Contact Inc Summary Report for Fondaway Canyon project; memo to file

Oliver, D.H.; September 1982; Fondaway Canyon Project Churchill County, Nevada; report for Occidental Minerals Corp

Page, B.M.; 1965; Preliminary Geologic Map of a Part of the Stillwater Range, Churchill County, Nevada; NBMG Map 28

Pokrovski G.S. et al; 2015; Sulfur Radical Species Form Gold Deposits on Earth; Proceedings of the National Academy of Sciences, Vol 112 no 44

Reseigh, R.; April, 2014; Golden Quail Mine Mining Analysis and Mining Development Cost Analysis; internal memos for Golden Quail Resources

Strachan, D.G., CPG; September 2003; Proposals to Upgrade South Pit, Deep Dive, Half Moon, Paperweight, and Hamburger Hill to a Measured Gold Resource, Fondaway Canyon, Churchill County, Nevada (Amended); 43-101 Technical Report for Royal Standard Minerals Inc.

Tenneco Minerals; October 1990; Fondaway Canyon Project, Exploration and Mining Summary, Churchill County, Nevada; status report for Tenneco Minerals Company

US BLM; July 1983; Determination of “Grandfathered Rights” under 43 CFR 3802; memo for Tundra Gold Mines Limited

Willden, R. & Speed, R.C.; 1974; Geology and Mineral Deposits of Churchill County, Nevada; NBMG Bulletin 83

Williams, H. et al; June 2005; Results of Innovative Contracting and Reclamation Methods Used for the Fondaway Canyon Mine Closure Project, Fallon, Nevada; Proceedings of the 2005 National Meeting of the American Society of Mining and Reclamation

Young, T.; October 1989; Progress Report, Fondaway Canyon Project, Stibnite Trend; Tenneco Minerals internal memo

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Appendix A, Mining Claims

Fondaway Canyon Project Unpatented Lode Mining Claims

Churchill County, Nevada

T22N, R33E, S 1,2,11,12 and T22N, R34E, S 5,6,7,8, Mt Diablo Meridian

Claim Name	Type	Claimant	Loc Date	BLM Serial #
EXTENSION	Millsite	Fisk	02/04/1979	55243
EXTENSION #4	Lode	Fisk	05/26/1979	67968
EXTENSION #5	Lode	Fisk	05/26/1979	67969
EXTENSION #6	Lode	Fisk	05/26/1979	67970
EXTENSION #7	Lode	Fisk	05/26/1979	67971
GOLD HILL # 1	Lode	Fisk	10/25/1975	83073
GOLD HILL # 2	Lode	Fisk	10/25/1975	83074
WHITE CAP	Lode	Fisk	01/12/1961	83089
WHITE CAP # 1	Lode	Fisk	01/14/1961	83090
WHITE CAP # 2	Lode	Fisk	10/14/1968	83091
WHITE CAP # 3	Lode	Fisk	10/14/1968	83092
WHITE CAP # 4	Lode	Fisk	10/14/1968	83093
I TOLD YOU	Lode	Fisk	02/29/1968	83094
QUICKTUNG	Lode	Fisk	03/16/1956	83095
QUICKTUNG # 1	Lode	Fisk	07/03/1956	83096
QUICKTUNG # 2	Lode	Fisk	07/05/1956	83097
QUICKTUNG # 3	Lode	Fisk	07/08/1956	83098
QUICKTUNG # 4	Lode	Fisk	07/20/1956	83099
QUICKTUNG # 5	Lode	Fisk	09/18/1956	83100
QUICKTUNG # 6	Lode	Fisk	09/18/1956	83101
QUICKTUNG # 7	Lode	Fisk	03/04/1957	83102
SUNRISE PIKE	Lode	Fisk	04/20/1957	83103
SUNRISE PIKE # 1	Lode	Fisk	05/04/1957	83104
CHUCKER	Lode	Fisk	08/10/1957	83105
LITTEL JOHN	Lode	Fisk	08/10/1957	83106
GOLD HILL # 3	Lode	Fisk	11/13/1980	173628
GOLD HILL # 4	Lode	Fisk	11/13/1980	173629
GOLD HILL # 5	Lode	Fisk	11/13/1980	173630
GOLD HILL # 6	Lode	Fisk	11/13/1980	173631
FC # 20	Lode	Occidental	03/24/1981	200659
FC # 22	Lode	Occidental	03/24/1981	200661
FC # 24	Lode	Occidental	03/24/1981	200663
FC # 26	Lode	Occidental	03/25/1981	200665
FC # 28	Lode	Occidental	03/25/1981	200667
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Claim Name	Type	Claimant	Loc Date	BLM Serial #
FC # 30	Lode	Occidental	03/25/1981	200669
FC # 55	Lode	Occidental	03/31/1981	200694
FC # 56	Lode	Occidental	03/31/1981	200695
FC # 57	Lode	Occidental	03/31/1981	200696
FC # 58	Lode	Occidental	03/31/1981	200697
FC # 59	Lode	Occidental	03/31/1981	200698
FC # 60	Lode	Occidental	03/31/1981	200699
FC # 61	Lode	Occidental	03/31/1981	200700
FC # 62	Lode	Occidental	03/31/1981	200701
FC # 63	Lode	Occidental	03/31/1981	200702
FC # 64	Lode	Occidental	03/31/1981	200703
FC # 66	Lode	Occidental	03/31/1981	200705
FC # 68	Lode	Occidental	03/31/1981	200707
FC # 70	Lode	Occidental	03/31/1981	200709
FC # 72	Lode	Occidental	03/31/1981	200711
FC # 77	Lode	Occidental	03/27/1981	200716
FC # 79	Lode	Occidental	03/27/1981	200718
FC # 88	Lode	Occidental	03/28/1981	200727
FC # 98	Lode	Occidental	03/28/1981	200737
FC #100	Lode	Occidental	03/28/1981	200739
FC #107	Lode	Occidental	03/30/1981	200746
FC #109	Lode	Occidental	03/30/1981	200748
FC #111	Lode	Occidental	03/30/1981	200750
FC #113	Lode	Occidental	03/30/1981	200752
FC #115	Lode	Occidental	03/29/1981	200754
FC #117	Lode	Occidental	03/29/1981	200756
FC #119	Lode	Occidental	03/28/1981	200758
FC #121	Lode	Occidental	03/28/1981	200760
FC #123	Lode	Occidental	03/28/1981	200762
FC #125	Lode	Occidental	03/26/1981	200764
FC #127	Lode	Occidental	03/26/1981	200766
FC #129	Lode	Occidental	03/26/1981	200768
FC #131	Lode	Occidental	04/01/1981	200770
FC #133	Lode	Occidental	04/01/1981	200772
FC #135	Lode	Occidental	04/01/1981	200774
FC #137	Lode	Occidental	04/01/1981	200776
FC #139	Lode	Occidental	04/01/1981	200778
FC # 14	Lode	Tenneco	02/02/1988	471362
FC # 16	Lode	Tenneco	02/02/1988	471364
FC # 18	Lode	Tenneco	02/02/1988	471366
FC # 65	Lode	Tenneco	02/02/1988	471369
FC # 67	Lode	Tenneco	02/03/1988	471370
FC # 69	Lode	Tenneco	02/03/1988	471371
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Claim Name	Type	Claimant	Loc Date	BLM Serial #
FC # 71	Lode	Tenneco	02/03/1988	471372
FC # 73	Lode	Tenneco	01/29/1988	471373
FC # 74	Lode	Tenneco	02/16/1988	471374
FC # 75	Lode	Tenneco	01/29/1988	471375
FC # 76	Lode	Tenneco	01/24/1988	471376
FC # 78	Lode	Tenneco	01/24/1988	471377
FC # 80	Lode	Tenneco	01/24/1988	471378
FC # 81	Lode	Tenneco	02/13/1988	471379
FC # 82	Lode	Tenneco	02/13/1988	471380
FC # 83	Lode	Tenneco	02/12/1988	471381
FC # 84	Lode	Tenneco	01/24/1988	471382
FC # 85	Lode	Tenneco	02/12/1988	471383
FC # 86	Lode	Tenneco	02/14/1988	471384
FC # 87	Lode	Tenneco	02/14/1988	471385
FC # 89	Lode	Tenneco	02/14/1988	471386
FC # 90	Lode	Tenneco	03/27/1988	471387
FC # 91	Lode	Tenneco	02/14/1988	471388
FC # 92	Lode	Tenneco	03/27/1988	471389
FC # 93	Lode	Tenneco	02/15/1988	471390
FC # 94	Lode	Tenneco	03/27/1988	471391
FC # 95	Lode	Tenneco	03/27/1988	471392
FC # 96	Lode	Tenneco	03/27/1988	471393
FOND FRAC. #9	Lode	Tenneco	12/12/1988	540216
FOND FRAC. #10	Lode	Tenneco	12/12/1988	540217
FOND FRAC. #11	Lode	Tenneco	12/12/1988	540218
FOND FRAC. #12	Lode	Tenneco	12/12/1988	540219
FOND FRAC. #14	Lode	Tenneco	12/12/1988	540220
FOND FRAC. #15	Lode	Tenneco	12/12/1988	540221
FCW 1	Lode	NCI	12/28/2001	828224
FCW 2	Lode	NCI	12/28/2001	828225
FCW 3	Lode	NCI	12/28/2001	828226
FCW 4	Lode	NCI	12/28/2001	828227
FCW 5	Lode	NCI	12/28/2001	828228
FCW 6	Lode	NCI	12/28/2001	828229
FCW 7	Lode	NCI	12/28/2001	828230
FCW 8	Lode	NCI	12/28/2001	828231
FCW 9	Lode	NCI	12/28/2001	828232
FCW 10	Lode	NCI	12/28/2001	828233
FCW 11	Lode	NCI	12/28/2001	828234
FCW 12	Lode	NCI	12/28/2001	828235
FCW 13	Lode	NCI	12/28/2001	828236
FCW 14	Lode	NCI	12/28/2001	828237
FCW 15	Lode	NCI	12/28/2001	828238
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Claim Name	Type	Claimant	Loc Date	BLM Serial #
FCW 16	Lode	NCI	12/28/2001	828239
FCW 17	Lode	NCI	12/28/2001	828240
FCW 18	Lode	NCI	12/28/2001	828241
FON 3	Lode	AIM	10/16/2013	1097465
FON 4	Lode	AIM	10/16/2013	1097466
FON 5	Lode	AIM	10/16/2013	1097467
FON 6	Lode	AIM	10/16/2013	1097468
FON 9	Lode	AIM	10/16/2013	1097471
FON 12	Lode	AIM	10/16/2013	1097474
FON 15	Lode	AIM	10/16/2013	1097477
FON 17	Lode	AIM	10/16/2013	1097479
FON 18	Lode	AIM	10/16/2013	1097480
FON 19	Lode	AIM	10/16/2013	1097481
FON 20	Lode	AIM	10/16/2013	1097482
FON 21	Lode	AIM	10/16/2013	1097483
FON 22	Lode	AIM	10/16/2013	1097484

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Appendix B, Estimated Exploration Costs

The following cost estimates include the annual costs for the project, and some preparatory activities that are recommended in Section 26, leading to a drilling program, followed by analysis and reporting. The following estimates were prepared based on the Authors’ experience. The costs are summarized in Table 20.

Annual Costs

Annual claim fees are $155 per claim payable to the BLM before September 1, and $10.50 per claim payable to Churchill County by November 1, for a total of $22,508 per year. In addition, an Advance Royalty of $35,000 is payable to Richard Fisk by July 15th each year.

Preparatory Activities

The Authors’ recommendations include establishing survey control and constructing an aerial survey to produce an up to date orthophoto base map and digital elevation model of the property. Tristate Surveying in Sparks quoted $30,800 for this scope of work.

Additional field mapping, along with data compilation and interpretation were estimated as a three-month program, costing approximately $81,000. A ground magnetic survey was estimated at $35,000 based on a similar program while Author Norred was at Comstock Mining. This work provides the necessary input for a detailed drill program design.

Drilling Costs

Drilling costs have declined significantly in recent years, as the level of exploration activity has dropped off. Author Norred obtained current drilling costs from Larry Martin, Senior geologist at Comstock Mining in Virginia City, Nevada. Drilling companies are now quoting on the order of $19 per foot for RC drilling, and $87 per foot for core (HQ3). Larry adds $11 per foot for earthwork, supplies, directional surveys, assays (including duplicates and standards), contract geologists, and logging. That produces an all-in estimate of $30 per foot for RC and $98 per foot for core. This is consistent with the Author’s experience over five years of drilling programs at Comstock.

Analysis Costs

After a new round of drilling, it is reasonable to update the geologic model and to update the mineral resource estimates. An updated resource model was estimated at $40,500 for a two-month process. An updated technical report was estimated at $37,000 for a one month process involving both geologist and engineering input. The updated model and report generation could proceed concurrently, with some anticipated efficiencies.

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Appendix C, Certificate of Author Michael Norred

I, Michael Norred, SME Registered Member, certify that:

1)	I am the President of Techbase International, Ltd., P.O. Box 18820, Reno, Nevada, 89511 USA, providing software and consulting services to the mineral exploration and mining industry.
2)	This certificate applies to the Report titled, “Technical Report for the Fondaway Canyon Project,” dated April 3, 2017 (the Technical Report).
3)	I graduated from the Colorado School of Mines in 1978 with a B.S. degree in Mining Engineering.
4)	I am a Registered Member of the Society for Mining, Metallurgy, and Exploration (SME).
5)	I have practiced my profession continuously since 1978 and have been involved in projects, evaluations, and consulting assignments for precious and base metals, industrial minerals, and coal in the United States and elsewhere.
6)	I have read the definition of a “qualified person” as set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.
7)	I visited the Fondaway Canyon property on April 17, 2016, and most recently on December 4, 2016.
8)	I am responsible for the preparation of this Technical Report, and was the primary Author for Sections 1 through 6, and Sections 9 through 28.
9)	I am independent of the issuer, Canarc Resource Corp., applying all of the tests in Section 1.5 of National Instrument 43-101.
10)	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with the National Instrument 43-101 and Form 43-101F1.
11)	I consent to the filing of this Technical Report with any stock exchange or other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.
12)	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

Dated April 3, 2017

/ss/ Michael Norred

Michael Norred, SME Registered Member 2384950

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Certificate of Author Simon Henderson

I, Simon Henderson MSc, MAusIMM CP (Geology), certify that:

1)	I am a consulting geologist with Wairaka Rock Services Limited, 30 Ocean Parade, Pukerua Bay, Wellington 5026, New Zealand.
2)	This certificate applies to the Report titled, “Technical Report for the Fondaway Canyon Project,” dated April 3, 2017 (the Technical Report).
3)	I graduated with a Bachelor of Science (Hons 2nd) from Victoria University, Wellington, New Zealand in 1975. In addition, I obtained a Master of Science degree in Mineral Exploration Studies from CODES, University of Tasmania, Australia in 2003.
4)	I am an AusIMM Chartered Professional under the discipline of Geology (Member Number 110883).
5)	I have worked as a geologist for a total of 38 (thirty-eight) years since my graduation from University.
6)	I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
7)	I visited the Fondaway Canyon property from February 24 through 28, 2016, and most recently on December 4, 2016.
8)	I am responsible for the preparation of Sections 7 and 8 of this Technical Report, and contributed to Sections 1, 9, 10, 25 and 26.
9)	I am independent of the issuer, Canarc Resource Corp., applying all of the tests in Section 1.5 of National Instrument 43-101.
10)	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with the National Instrument 43-101 and Form 43-101F1.
11)	I consent to the filing of this Technical Report with any stock exchange or other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.
12)	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

Dated this 3rd Day of April, 2017

Signature of Qualified Person

Simon Henderson

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